ZURICH
FINANCIAL SERVICES

05010650

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference	File No. 82-5089
Our reference	RR/jp
Date	08/18/2005

SUPPL

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sir or Madam

Enclosed herewith please find the English version of the news release regarding the Half Year Results 2005:

- "Zurich reports strong results in the first half of 2005 with an increase in net income of 21% to USD 1.8 billion", dated August 18, 2005.

Please find enclosed the following additional documents:

- Group Financial Review and Segmental Financial Analysis
- Consolidated Financial Statements
- Financial Highlights
- Financial Supplements 2005
- Analysts Presentation
- Media Presentation

82138-01/2

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services

Raffaella Russi

Enclosure

News Release

ZURICH
FINANCIAL SERVICES

Zurich reports strong results in the first half of 2005 with an increase in net income of 21% to USD 1.8 billion

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, August 18, 2005 – Zurich Financial Services Group (Zurich) reports a record operating performance for the first half of 2005. Robust underwriting management, tight expense controls and a strong balance sheet underpin the Group's ability to deliver on its strategy and generate attractive shareholder returns. Performance highlights include:

- **Net income[1] of USD 1,799 million, an increase of 21%[2] and a return on equity (ROE)[3] of 18.4% (annualized); earnings per share (diluted) of CHF 14.77, an increase of 15%**
- **Business operating profit (BOP) of USD 2,305 million, an increase of 17% and an annualized BOP ROE[3] after tax of 16.5%**
- **Gross written premiums in General Insurance of USD 18.6 billion, an increase of 1% and a combined ratio of 96.9%**
- **Gross written premiums and policy fees in Life Insurance stable at USD 5.5 billion; new premiums written (APE) of USD 1.1 billion, an increase of 4%, and new business profit margin of 10.9%, an increase of 1.2 percentage points**
- **Management fees and other related revenue at Farmers Management Services of USD 1.0 billion, an increase of 4%, and business operating profit of USD 609 million, an increase of 10%**
- **Group investments achieved net investment income of USD 4.0 billion, an increase of 10%, and total investment return of 3.4% (not annualized)**

James J. Schiro, Chief Executive Officer of Zurich, said: "We are pleased to see that the quality of our results has improved with all core businesses and Group investments contributing to the bottom line. Key drivers of our strong performance were customer focus, operational excellence, and talent development."

Zurich's focus on financial and operational discipline and improved underwriting and claims management are reinforcing the Group's competitive position. In General Insurance, Zurich is strategically well positioned to maintain profitability on the strength of its diversified portfolio, while maintaining its conservative stance on reserving. The Group achieved a strong underwriting performance in Europe General Insurance, which focuses on personal lines, and North America Commercial with its primary focus on small and medium enterprises. In line with the Group's profitable growth strategy, the overall General Insurance portfolio has been rebalanced to expand Zurich's presence in lines of business with more attractive returns.

In Life Insurance, the introduction of new products and the changes made to the business model in the last two years continue to generate positive results. The half-year performance is based on excellent results particularly in Germany and Switzerland, but also the emerging recovery in the United Kingdom. On June 1, Openwork was successfully launched. It is the largest multi-tied network in the UK, and sales of life insurance products are already very encouraging.

Going forward, the strategy is to focus on superior customer service. A strong and well recognized brand is vital for Zurich's presence in global markets. The breadth of the Group's products and its attention to service quality contribute to high customer retention in the Global Corporate business. The Group's sophisticated underwriting and robust customer segmentation enhance also the profitability of its personal lines business. Through The Zurich Way of transferring best practices and promoting improvements in all technical areas, the Group is creating a foundation for future earnings growth. The initiatives of The Zurich Way are expected to

generate operating improvements in General and Life Insurance of USD 500 million in 2005. After six months, these initiatives are well on track to do so.

Segment performance[2]

General Insurance. The segment's operating performance was strong on continued process improvements and the increased scale of shared services platforms. Business operating profit increased 10% to USD 1,384 million. All core businesses achieved positive underwriting results.

In Europe General Insurance, smaller losses and better expense controls generated a sizeable improvement in the net underwriting profit, which increased 117% to USD 321 million. The region's shared services initiative generated tangible benefits and laid a foundation for sustained improvements in the future. North America Commercial also contributed a much improved performance with the net underwriting profit amounting to USD 109 million. The strong performance in Europe General Insurance and North America Commercial more than compensated for the lower net underwriting result of USD 83 million in Global Corporate, which was affected by higher than average claims related to fire and flooding in Europe. Gross written premiums and policy fees in International Businesses increased 3% to USD 1.5 billion mainly on strong growth in South Africa, Japan and Australia and the division's net underwriting profit was USD 45 million.

In a competitive market General Insurance gross written premiums and policy fees grew 1% to USD 18.6 billion in the half year. After adjusting for currency translation effects and divestments of businesses, they declined 1%, while net earned premiums increased like-on-like by 4% to USD 13.9 billion. The top line movements reflect the retention of attractive business as

ZURICH
FINANCIAL SERVICES

well as Zurich's commitment to pricing discipline and the Group's strategic management of profitable opportunities in selected lines of business.

Life Insurance. The segment's business operating profit rose 22% to USD 536 million in the half year and the new business profit margin rose to 10.9%, an improvement of 1.2 percentage points.

New premiums written (using the industry standard measure Annual Premium Equivalent – APE) increased 4% to USD 1.1 billion. This growth was driven by a strong performance in Europe, while new production at Farmers New World Life, which is owned and consolidated by the Zurich Group, was essentially stable in a declining market.

Farmers Management Services. Farmers Management Services continued to benefit from higher revenue as a result of earned premium growth in the Farmers Exchanges (which Zurich manages but does not own) and increased investment income on a higher asset base. Fee income grew 4% to USD 1.0 billion and business operating profit increased 10% to USD 609 million. The Exchanges improved their combined ratio 3.3 percentage points to 94.4%. They contributed USD 320 million to surplus in the first half year, bringing total surplus growth to USD 783 million since January 1, 2004, which is more than three quarters of their three-year USD 1 billion commitment.

Other Businesses. Business operating profit in the Other Businesses segment, which can fluctuate from quarter to quarter, was USD 158 million mainly due to the strong result of Farmers Re, the unit providing reinsurance services to the Farmers Exchanges. The Centre businesses achieved a business operating profit of USD 10 million. The Group continues to expect the run off of Centre to be neutral over time.

ZURICH
FINANCIAL SERVICES

Investment performance. Net investment income from Group investments increased 10% to USD 4.0 billion. Including net realized and unrealized capital gains and losses, the total return on average Group investments was 3.4% (not annualized) for the half year compared with 1.7% in the first six months 2004. Capital gains reflect both an active realization strategy and mark-to-market revaluations of investments. The investment performance was achieved in an environment of strong equity markets, rising short-term interest rates and declining bond yields. It benefited from positive currency translation effects and strengthened expense discipline.

[1] Attributable to shareholders.

[2] Comparisons refer to the first six months of 2004 (restated for new and revised IFRS), unless stated otherwise. Interim results are not indicative of full-year results.

[3] ROE calculated on common stockholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common stockholders' equity.

Note to editors:

There will be a media conference at 10 a.m. CET at the Zurich Development Center, Keltenstrasse 48, Zurich.

The conference call with analysts and investors will be audio webcast on our Web site www.zurich.com live from 1 p.m. CET followed by a webcast playback available after 7 p.m. CET.

The media presentation and the presentation for analysts and investors as well as supplemental information will be available on our Web site www.zurich.com. Please click on the "Half Year Results 2005 – Media view" button on the bottom right corner of our homepage.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

ZURICH
FINANCIAL SERVICES

Financial highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2005 and 2004 and the financial position as of June 30, 2005 and as of December 31, 2004. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior year amounts have also been reclassified to conform to the 2005 presentation. Interim results are not indicative of full-year results.

Consolidated operating statements			
in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**25'954**	26'356	(2%)
Net investment result	**9'479**	6'058	56%
Business operating profit	**2'305**	1'978	17%
Net income attributable to shareholders	**1'799**	1'484	21%
Consolidated balance sheets			
in USD millions, as of	**6/30/2005**	12/31/2004	Change
Total investments	**273'799**	282'155	(3%)
Reserves for insurance contracts	**219'807**	227'087	(3%)
Reserves for insurance contracts and liabilities related to investment contracts	**257'220**	267'133	(4%)
Senior and subordinated debt	**5'993**	5'871	2%
Shareholders' equity	**21'934**	20'670	6%
General Insurance key performance indicators			
for the six months ended June 30	**2005**	2004	Change
Business operating profit (in USD millions)	**1'384**	1'260	10%
Combined ratio	**96.9%**	96.6%	(0.3 pts)
Life Insurance key performance indicators			
for the six months ended June 30	**2005**	2004	Change
Business operating profit (in USD millions)	**536**	440	22%
New business profit margin (as % of APE)	**10.9%**	9.7%	1.2 pts
Return on common stockholders' equity (ROE)[1]			
returns for the periods ended	**6/30/2005**	06/30/2004	12/31/04
Return on common stockholders' equity (ROE)	**18.4%**	18.5%	13.4%
Business operating profit (after tax) return on common stockholders' equity	**16.5%**	16.7%	12.5%
Per share data			
for the six months ended June 30	**2005**	2004	Change
Diluted earnings per share (in CHF)	**14.77**	12.84	15%

[1] Returns for the periods ended June 30, 2005 and 2004 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

ZURICH
FINANCIAL SERVICES

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

Half Year Results Reporting 2005
Group Financial Review

Amounts for 2004 have been restated for the implementation of several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework, which became effective January 1, 2005. Details are set out in the section "Basis of Presentation". Amounts for 2004 have also been restated to conform to the current presentation of our segments.

Group Highlights

Zurich Financial Services Group (the Group) recorded net income attributable to shareholders of USD 1,799 million in the first six months of 2005, an increase of 21% over the same period in 2004, generating an annualized return on common stockholders' equity (ROE) of 18.4%. Business operating profit improved by 17% to USD 2,305 million. This was achieved in increasingly competitive markets, resulting in essentially flat premiums, and demonstrates the improvements we have made to our core processes and underwriting discipline.

General Insurance continued to deliver strong underwriting results in 2005 benefiting from its diversification. This performance was particularly evident in Europe General Insurance and North America Commercial. Life Insurance showed positive development and improved underlying performance in substantially all operations. Farmers Management Services continued to deliver growth in fee income and increased business operating profit benefiting from the further growth of gross earned premiums in the Farmers Exchanges, which we manage but do not own. Other Businesses contributed strong results following the management actions taken in 2004 and 2003 to reduce our exposure to the risks in certain of these operations.

Diluted earnings per share for the first six months 2005 rose 15% to CHF 14.77 compared with CHF 12.84 for the same period in 2004. ROE of 18.4% (annualized) increased by 5.0 percentage points over the full-year return for 2004. Our after-tax business operating profit return on common stockholders' equity was 16.5% (annualized), an increase of 4.0 percentage points compared with the return for the full year 2004.

Performance highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**25,954**	26,356	(2%)
Net investment result[1]	**9,479**	6,058	56%
net of policyholder dividends and participation in profits	***4,245***	*3,658*	*16%*
Business operating profit	**2,305**	1,978	17%
Net income before shareholders' taxes	**2,646**	2,268	17%
Net income attributable to shareholders	**1,799**	1,484	21%
General Insurance combined ratio	**96.9%**	96.6%	(0.3 pts)
Life Insurance new business profit margin (as % of APE)	**10.9%**	9.7%	1.2 pts
Diluted earnings per share (in CHF)	**14.77**	12.84	15%
returns for the period ended[2]	**06/30/05**	06/30/04	12/31/04
Return on common stockholders' equity (ROE)[2]	**18.4%**	18.5%	13.4%
Business operating profit (after tax) return on common stockholders' equity[2]	**16.5%**	16.7%	12.5%

[1] Net investment result includes net investment income and net capital gains on investments and impairments.
[2] Returns for the periods ended June 30, 2005 and 2004 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

Interim results are not indicative of full-year results.

Performance Overview

Gross written premiums and policy fees

Gross written premiums and policy fees of USD 26.0 billion in the first half of 2005 declined by 2%, while in local currency there was a decrease of 4%. In **General Insurance,** premiums rose 1% but, after adjusting for currency translation effects and divestments of businesses, premiums decreased by 1%. This reflects that volumes have decreased in certain competitive lines of businesses, as we have chosen not to write business that does not meet our technical price targets. On a similar basis, net earned premiums increased by 4%, which is due to the effect of higher premium retention reflecting the reduction in our reinsurance programs as our balance sheet has strengthened. Gross written premiums and policy fees in **Life Insurance** remained level in US dollars and increased by 3% after adjusting for the effects of the redesign of the group pension business model in Switzerland in 2004, the sale of certain life operations and currency translation effects. Gross written premiums in Other Businesses declined by 24% mainly resulting from a net reduction of assumed reinsurance in Farmers Re.

Business operating profit

Business operating profit increased by USD 327 million, or 17%, in the first six months of 2005 to USD 2.3 billion. The business performance was driven by all our business segments.

- **General Insurance** remains an attractive and profitable business recording an increase in business operating profit from USD 1,260 million to USD 1,384 million in the first six months of 2004 and 2005, respectively. The strong underwriting performance in Europe General Insurance and North America Commercial was partially offset by Global Corporate and Centrally Managed Businesses.
- **Life Insurance** business operating profit increased by USD 96 million to USD 536 million. The improved performance reflects the successful distribution of profitable products, increased investment income as well as reduced operating expenses, particularly in continental Europe.
- **Farmers Management Services** increased business operating profit by USD 53 million, or 10%, to USD 609 million mainly due to the growth in management fees driven by the premium growth of the Farmers Exchanges, which we manage but do not own.
- **Other Businesses** recorded business operating profit of USD 158 million, an improvement of USD 123 million compared to USD 35 million in the first half of 2004. Most operations contributed to this positive result following the management actions taken in 2004 and 2003 to reduce our exposure to the risks in certain of these operations.
- **Corporate Functions,** which support the Group through funding and governance oversight, improved its investment performance and other revenues but experienced unfavorable foreign currency development. As a result, business operating loss increased by USD 69 million to USD 382 million in the first half of 2005.
- **Net investment income on Group investments** was USD 4.0 billion, an increase of 10% over the same period of 2004, contributing to the business operating profit of each segment. This net investment income excludes income earned for unit-linked products of USD 1.0 billion for which the investments are managed on behalf of and at the risk of policyholders.
- **Business operating profit (after tax) return on common stockholders' equity** improved by 4.0 percentage points to 16.5% (annualized) in the first six months of 2005, compared with 12.5% for the full year 2004.

Net income attributable to shareholders

Net income attributable to shareholders increased by USD 315 million, or 21%, to USD 1.8 billion in the first six months of 2005 compared with USD 1.5 billion in the same period of 2004. In addition to the factors mentioned above for business operating profit, net income attributable to shareholders was influenced by the following:

- **Net capital gains on investments and impairments from Group investments** increased by USD 747 million to USD 1.0 billion. These gains, which are substantially distributed to life policyholders, primarily resulted from the continued strong performance of both bond and equity markets.
- The **effective tax rate on net income attributable to shareholders** was 29.9% compared with 32.2% for the first six months of 2005 and 2004, respectively. The Group's overall **effective income tax rate** includes the impact of income tax expenses attributable to policyholders in certain jurisdictions and increased by 5.8 percentage points to 39.0% for the first six months of 2005.

ROE

Our **return on common stockholders' equity (ROE)** improved by 5.0 percentage points to 18.4% (annualized) for the first six months of 2005 compared with a return of 13.4% for the full year 2004.

Diluted EPS

Diluted earnings per share, reflecting the increase in net income, improved by 15% to CHF 14.77 in the first six months of 2005 compared with CHF 12.84 in the same period 2004.

Balance sheet highlights

Balance sheet highlights

in USD millions, as of	06/30/05	12/31/04	Change
Group investments	**188,533**	196,457	(4%)
Investments for unit-linked products	**85,266**	85,698	(1%)
Total investments	**273,799**	282,155	(3%)
Gross reserves for insurance contracts, excluding unit-linked products	**167,147**	176,239	(5%)
Gross reserves for unit-linked insurance products	**52,660**	50,848	4%
Total gross reserves for insurance contracts	**219,807**	227,087	(3%)
Liabilities for investment contracts (primarily unit-linked)	**37,413**	40,046	(7%)
Total financial debt and equity	**28,714**	27,381	5%

Following the announcement of the divestment of Universal Underwriters Group (UUG), assets and liabilities relating to that business have been segregated as assets and liabilities held for sale in the Consolidated Balance Sheet.

- **Total investments** decreased by USD 8.4 billion, or 3%, during the first six months of 2005, mainly due to foreign currency translation effects of USD 19.0 billion and the impact from UUG of USD 1.2 billion. These decreases were partially offset by net new investments from positive operating and financing cash flows and increases in fair market values.
- Since the year end 2004, **gross reserves for insurance contracts excluding unit-linked products** decreased by USD 9.1 billion driven by foreign currency translation effects (USD 12.3 billion) and the effect of UUG (USD 2.6 billion), partially offset by increased unearned premium reserves in General Insurance reflecting the seasonality of renewals in the first six months of 2005.
- **Total financial debt and equity** increased by USD 1.3 billion to USD 28.7 billion. The increase in shareholders' equity mainly resulted from our profit in the first six months of 2005 and increased net unrealized gains on investments not recognized in the operating statement. These positive impacts were partially offset by unfavorable currency translation effects and the nominal value reduction of common stock distributed to shareholders. Furthermore, financial debt increased by a new bond issue of EUR 500 million in June 2005 under the Group's Euro Medium Term Note Programme (EMTN Programme).

Measuring Business Performance

Business operating profit

We manage our business units on their underlying performance using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the underlying performance of each business.

Business operating profit reflects adjustments to net income before shareholders' taxes for net capital gains on investments and impairments (excluding capital markets and banking activities included in Other Businesses and certain securities held for specific economic hedging purposes), policyholders' share of net capital gains on investments for the life business, and significant items arising from special circumstances including gains and losses on divestments of businesses. Business operating profit is not a substitute for net income as determined in accordance with IFRS.

Reconciliation of net income before shareholders' taxes to business operating profit

in USD millions, for the six months ended June 30	**2005**	2004
Net income before shareholders' taxes	**2,646**	2,268
Adjusted for:		
Net capital gains on investments and impairments, excluding capital markets and banking activities and certain securities held for specific economic hedging purposes	**(4,270)**	(1,578)
Policyholder allocation of net capital gains on investments, including unit-linked products	**3,952**	1,338
Net income attributable to minority interests	**(56)**	(54)
Net loss on divestments of businesses	**13**	14
Restructuring provisions and other	**20**	(10)
Business operating profit	**2,305**	1,978

Key Performance Indicators

ROE

Our stated goal in the medium term is to achieve a blended return on equity of 12% on an after-tax business operating profit basis. A higher return on equity in one segment can compensate for lower returns in others allowing the Group to meet the stated 12% overall target rate. Returns on equity generated by General Insurance, Life Insurance and Farmers Management Services also compensate for certain headquarters expenses, financing costs and any net operating losses from other operations.

Our return on common stockholders' equity (ROE) for the half year 2005 was 18.4% (annualized), and our after-tax business operating profit return on common stockholders' equity amounted to 16.5% (annualized).

General Insurance

We consider the combined ratio and business operating profit to be the key performance indicators for our General Insurance operations.

General Insurance – combined ratio
in %, for the six months ended June 30


2005
2004
110%
105%
100%
95%
90%
85%
80%
96.9
96.6
96.6
90.1
97.6
100.0
94.7
97.4
95.5
93.9
nm
84.5
Total
Global Corporate
North America Commercial
Europe General Insurance
International Businesses
Centrally Managed Businesses

General Insurance – businesss operating profit
in USD millions, for the six months ended June 30


2005
2004
1,600
1,400
1,200
1,000
800
600
400
200
0
(200)
1,384
1,260
248
353
424
240
714
509
116
112
(118)
46
Total
Global Corporate
North America Commercial
Europe General Insurance
International Businesses
Centrally Managed Businesses

Overall, the combined ratio increased by 0.3 percentage points to 96.9% over the first half of 2004 reflecting net underwriting profits of USD 437 million for the first half of 2005 compared with USD 445 million in the first half of 2004. The **combined ratio** was positively impacted by our strong underwriting performance in Europe General Insurance and North America Commercial, which was offset by large claims in Global Corporate as well as an underwriting loss of USD 135 million in Centrally Managed Businesses arising from a few specific claims in the first six months of 2005.

Business operating profit was affected by these same factors but increased by USD 124 million to USD 1.4 billion in 2005 reflecting higher investment income. Our customer segments North America Commercial and Europe General Insurance recorded increases in business operating profit of 77% and 40%, respectively.

Life Insurance

We consider new business profit margin, embedded value operating return after tax, and business operating profit to be the key performance indicators for our Life Insurance operations.

Life Insurance – new business profit margin, after tax (as % of APE)
in %, for the six months ended June 30


2005
2004
70%
60%
50%
40%
30%
20%
10%
0%
10.9
9.7
48.5
56.9
4.2
6.7
15.7
8.5
12.1
8.5
12.6
12.2
6.7
(1.0)
Total
United States
United Kingdom
Germany
Switzer-land
Rest of Europe
Inter-national Businesses

Life Insurance – embedded value operating return, after tax – annualized[1]
in %, for the six months ended June 30


2005
2004
25%
20%
15%
10%
5%
0%
10.4
10.2
14.3
10.9
5.5
8.9
13.6
16.0
21.3
3.5
15.4
14.2
12.0
9.4
Total
United States
United Kingdom
Germany
Switzer-land
Rest of Europe
Inter-national Businesses

[1] Before currency translation effects.

New business profit, after tax increased by USD 18 million from USD 104 million to USD 122 million, which is reflected in the improvement of the **new business profit margin, after tax** of 1.2 percentage points from 9.7% to 10.9% in the first half of 2004 and 2005, respectively. This improvement was mainly driven by higher profitability of new life business in Germany.

Embedded value operating return, after tax and before currency translation effects (annualized) increased by 0.2 percentage points to 10.4% for the first half of 2005 reflecting an improvement in Switzerland, offset by lower returns in the United Kingdom as it repositioned.

Business operating profit for Life Insurance increased by 22% to USD 536 million in the first half of 2005 with improvements in our businesses in Europe, in particular Switzerland and Germany.

Life Insurance – business operating profit
in USD millions, for the six months ended June 30

	2005	2004	Change
United States	**105**	102	3%
United Kingdom	**88**	145	(39%)
Germany	**55**	18	206%
Switzerland	**156**	83	88%
Rest of Europe	**91**	72	26%
International Businesses	**41**	20	105%
Total	**536**	440	22%

Farmers Management Services

We consider management fees, business operating profit and gross operating margin to be the key performance indicators for our Farmers Management Services segment, which are driven by the gross earned premiums of the Farmers Exchanges.

Farmers Management Services
in USD millions, for the six months ended June 30

	2005	2004	Change
Management fees and other related revenue	**1,020**	980	4%
Business operating profit	**609**	556	10%
Gross operating margin	**52.6%**	53.3%	(0.7 pts)
Gross earned premiums of the Farmers Exchanges[1]	**7,147**	6,943	3%

[1] Which we manage but do not own.

Currency Translation Impact

The Group operates worldwide in multiple currencies and seeks to match its foreign exchange exposures on an economic basis. However, because the Group has chosen the US dollar as its presentation currency, differences arise when local functional currencies are translated into the Group's presentation currency.

The tables below show the currency translation impact on selected balances included within our Consolidated Operating Statements and Balance Sheets. The final column shows the reported percentage change in these balances. The principal exchange rates are set out in note 2 to the Consolidated Financial Statements.

Consolidated Operating Statements

Currency translation impact
Variance over the prior period, for the six months ended June 30, 2005

	Currency translation impact in USD millions	in %	% change in USD
Gross written premiums and policy fees	**680**	**2%**	**(2%)**
Net earned premiums and policy fees	**549**	**2%**	**–**
Net income attributable to shareholders	**39**	**2%**	**21%**

Consolidated Balance Sheets

Currency translation impact
Variance over December 31, 2004, as of June 30, 2005

	Currency translation impact in USD millions	in %	% change in USD
Total investments	**(19,017)**	**(7%)**	**(3%)**
Gross reserves for insurance contracts	**(15,244)**	**(7%)**	**(3%)**
Cumulative translation adjustment in total equity	**(849)**	**(4%)**	**n/a**

Investment Performance

Investment result and investments

Total investments as shown in the Consolidated Balance Sheets include Group investments, where the Group bears all or part of the investment risk, and investments for unit-linked products, where policyholders bear the entire investment risk. Investments for unit-linked products include investments held for liabilities related to insurance and investment contracts except such investment policies with discretionary participation features where the investments are managed as part of Group investments.

Net investment result and investments	**Group investments**		**Investments for unit-linked products**		**Total**	
in USD millions, for the six months ended June 30	**2005**	2004	**2005**	2004	**2005**	2004
Net investment income	**4,030**	3,652	**1,040**	751	**5,070**	4,403
Net capital gains on investments and impairments	**1,001**	254	**3,408**	1,401	**4,409**	1,655
Net investment result[1]	**5,031**	3,906	**4,448**	2,152	**9,479**	6,058
in USD millions, as of	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04
Investments	**188,533**	196,457	**85,266**	85,698	**273,799**	282,155

[1] Net investment result, net of policyholder dividends and participation in profits amounted to USD 4,245 million and USD 3,658 million for the six months ended June 30, 2005 and 2004, respectively.

We manage our diversified Group investment portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products, whether classified as insurance or investment policies, are managed in accordance with the investment objectives of each unit-linked fund.

Group investment performance

Investment performance of Group investments in USD millions, for the six months ended June 30	**2005**	2004	Change
Net investment income	**4,030**	3,652	10%
Net capital gains on investments and impairments	**1,001**	254	294%
Net investment result	**5,031**	3,906	29%
Movements in net unrealized gains on investments included in shareholders' equity	**1,239**	(1,159)	nm
Total investment result	**6,270**	2,747	128%
Average investments[1]	**187,699**	175,124	7%
Total return[1,2]	**3.4%**	1.7%	1.7 pts

[1] Excluding average cash received as collateral for securities lending of USD 4,797 million and USD 2,842 million in 2005 and 2004, respectively.
[2] Not annualized and before investment expenses.

Net investment income for Group investments increased by 10% to USD 4.0 billion from USD 3.7 billion. This improvement was driven by higher short-term interest rates in the US, positive currency translation effects, and enhanced expense discipline.

Net capital gains on investments and impairments for Group investments increased to USD 1,001 million in the first six months of 2005 compared with USD 254 million in the same period of 2004. These gains, which are substantially distributed to life policyholders, primarily resulted from lower long-term interest rates and stronger equity markets.

The **total investment return** for Group investments in the first six months of 2005 was 3.4% compared with 1.7% in the same period of 2004. This return includes investment income, net capital gains on investments in the Consolidated Operating Statement and movements in unrealized gains recorded in shareholders' equity. This total investment result after investment expenses for the first six months of 2005 was USD 6.3 billion compared with USD 2.7 billion in the same period of 2004. This primarily resulted from declining long-term interest rates, particularly in the euro zone and the United Kingdom, and stronger equity markets, which resulted in higher unrealized capital gains included in shareholders' equity in the first half of 2005 compared with losses in 2004.

A breakdown of total investments into Group investments and investments for unit-linked products is provided in our Financial Supplement to the Half Year Results Reporting 2005 on our website www.zurich.com.

Reserves for Losses and Loss Adjustment Expenses

Development of reserves for losses and loss adjustment expenses

in USD millions	**2005**	2004	Change
As of January 1 (opening balance)			
Gross reserves for losses and loss adjustment expenses	**57,765**	51,007	13%
Reinsurers' share	**(14,278)**	(14,036)	2%
Net reserves for losses and loss adjustment expenses	**43,487**	36,971	18%
Net losses and loss adjustment expenses incurred			
Current period	**10,896**	10,230	7%
Prior years	**97**	656	(85%)
Total net losses and loss adjustment expenses incurred	**10,993**	10,886	1%
Total net losses and loss adjustment expenses paid	**(8,763)**	(8,451)	4%
Divestments of companies and businesses, including transfer to assets and liabilities held for sale	**(1,083)**	(394)	175%
Currency translation effects	**(2,083)**	(517)	303%
As of June 30 (closing balance)			
Net reserves for losses and loss adjustment expenses	**42,551**	38,495	11%
Reinsurers' share	**14,475**	13,908	4%
Gross reserves for losses and loss adjustment expenses	**57,026**	52,403	9%

We establish reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty and requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the operating statement in the period in which estimates are changed.

Of the total USD 42.6 billion **net reserves for losses and loss adjustment expenses** USD 38.4 billion related to General Insurance and USD 4.2 billion to other segments as of June 30, 2005. In line with IFRS 5, USD 1.1 billion of net reserves for losses and loss adjustment expenses in respect of Universal Underwriters Group have been segregated as assets and liabilities held for sale.

Through our Zurich Way of Reserving, initiated in 2004, we have strengthened our reserve governance process, integrated our actuarial function, and applied a best practice actuarial approach which includes more internal and external reviews. In aggregate, in the first six months of 2005, we have increased reserves for prior years by USD 97 million relating to the ongoing settlement and reassessment of a few specific claims.

Capitalization and Indebtedness

in USD millions, as of	**06/30/05**	12/31/04	Change
Collateralized loans	**3,504**	4,135	(15%)
Debt related to capital markets and banking activities	**3,164**	3,880	(18%)
Obligation to repurchase securities	**5,761**	5,009	15%
Total operational debt	**12,429**	13,024	(5%)
Senior debt	**2,996**	3,355	(11%)
Subordinated debt	**2,997**	2,516	19%
Total financial debt	**5,993**	5,871	2%
Minority interests	**787**	840	(6%)
Shareholders' equity	**21,934**	20,670	6%
Total equity	**22,721**	21,510	6%
Total financial debt and equity	**28,714**	27,381	5%

Indebtedness

Operational debt

As of June 30, 2005 **total operational debt** was USD 12.4 billion, a decrease of USD 0.6 billion since December 31, 2004. USD 3.5 billion of collateralized loans were secured by mortgage loans of the same amount given as collateral to counterparties compared with USD 4.1 billion as of December 31, 2004. Debt relating to capital markets and banking activities decreased by USD 716 million arising mainly from the continued winding down of business in Zurich Capital Markets, which is included in Other Businesses. Our obligation to repurchase securities increased by USD 752 million in the first six months 2005 to USD 5.8 billion, resulting from increased short-term activities in the Repo market in the normal course of business as part of our investment and liquidity management.

Financial debt

The increase in **total financial debt** of USD 122 million, or 2%, resulted primarily from a new bond issue and was partially offset by currency translation effects. On June 15, 2005, Zurich Finance (USA), Inc. issued a 4.5% EUR 500 million bond under the Group's EMTN Programme, guaranteed by Zurich Insurance Company on a subordinated basis. The bond is due in 2025 and is callable from June 15, 2015. The coupon is fixed until June 15, 2015, and will then become floating at the three month Euribor plus a spread of 2.2%. In line with the Group's policy of managing its interest rate risk and foreign currency exposure, cross-currency interest rate swaps have been used for fair value hedging of this debt until the first call date. After taking into account the cross-currency interest rate swaps, this issuance has become a floating rate US dollar obligation, with a variable rate coupon being reset every six months.

The size of the Group's EMTN Programme, which allows for the potential issuance of senior and subordinated notes, was increased on March 10, 2005 from a maximum of USD 4 billion to a maximum of USD 6 billion.

Credit facilities

The Group has access to a syndicated revolving **credit facility** of USD 3 billion which was put in place in April 2004. This credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of June 30, 2005.

Total equity

Total equity in USD millions, for the six months ended June 30, 2005	**Shareholders' equity**	**Minority interests**	**Total equity**
As of December 31, 2004, as previously reported	22,181	846	23,027
Total adjustments due to implementation of new and revised IFRS accounting standards	(1,511)	(6)	(1,517)
As of December 31, 2004, restated	20,670	840	21,510
Write-off of negative goodwill (IFRS 3)	23	–	23
Change in net unrealized gains on investments excluding translation adjustments	654	11	665
Translation adjustments	(738)	(111)	(849)
Nominal value reduction of common stock	(449)	–	(449)
Share-based payment transactions	(4)	–	(4)
Net income	1,799	56	1,855
Dividends on preferred securities	(21)	(12)	(33)
Net changes in capitalization and minority interests	–	3	3
As of June 30, 2005	**21,934**	**787**	**22,721**

Shareholders' equity

Shareholders' equity increased by USD 1.3 billion to USD 21.9 billion as of June 30, 2005. This rise resulted mainly from our net income attributable to shareholders for the first six months of 2005 and the increase of net unrealized gains on investments not recognized in the operating statement. These positive impacts were partially offset by unfavorable currency translation effects and the nominal value reduction of common stock by CHF 4 per registered share, which was paid to common stockholders on July 4, 2005.

Minority interests

Minority interests under revised IAS 1 are included as a component of total equity whereas previously they were presented as a separate item between liabilities and equity. The reduction in **minority interests** of USD 53 million, or 6%, resulted primarily from currency translation effects which were partially offset by net income attributable to minority interests.

Solvency

Regulated entities of the Group are required to submit returns to their local regulators, usually on an annual basis but in some countries more frequently. These returns show the compliance of the reporting entity with local solvency requirements and include information on eligible funds and admissible assets.

On a consolidated basis, Zurich Financial Services, with headquarters in Zurich, Switzerland, is subject to supervision by the Federal Office of Private Insurance ("FOPI"). Regulatory supervision of the Group for its insurance activities and its remaining banking and other regulated financial services activities, including supervision over consolidated solvency and capital adequacy at a Group level are coordinated between FOPI and the Swiss Federal Banking Commission (based on the Decree on the Consolidated Supervision of the Zurich Financial Services Group of April 23, 2001).

Litigation and regulatory investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations. The Group and its subsidiaries are also involved in a number of industry-wide civil and criminal investigations issued by State Insurance Departments in the US, State Attorney Generals in the US, the US Attorney's Office for the Southern District of New York, the US Securities and Exchange Commission, other US authorities and supervisory bodies and other non-US authorities regarding certain business practices involving insurance brokers and insurance companies, the purchase and sale of "non-traditional" products, certain reinsurance transactions engaged in by the Group and its subsidiaries, and other matters. The Group has been conducting its own internal reviews with respect to some of these matters and is cooperating fully in these investigations. Various Group subsidiaries are also involved in class action litigation brought by private parties arising out of the matters that are the subject of the investigation regarding business practices involving insurance brokers and insurance customers, and the divestiture of businesses. Such Group subsidiaries intend to defend such actions vigorously.

The outcome of such current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. However, in the opinion of management these matters would not materially affect the Group's consolidated financial position.

Transactions

Divestments and acquisition

In the six months ended June 30, 2005, the Group completed the sale of its interest in Zurich National Life Assurance Company Limited in Thailand to National Finance Public Company Limited, the sale of its majority interest in ZC Sterling Corporation to Trident III, L.P., and the acquisition of the life business portfolio of ING Insurance Argentina.

In addition, on April 13, 2005, the Group completed the sale of a stake of 10% of the total issued share capital of South African Eagle Insurance Company Limited, a majority-owned subsidiary, to Royal Bafokeng Finance in support of Black Economic Empowerment in South Africa.

For the six months ended June 30, 2005, the Group recognized a net loss of USD 13 million before tax for divestments of businesses and adjustments to divestments in prior periods compared with USD 14 million in the same period in 2004.

On April 4, 2005, the Group announced the sale of Universal Underwriters Group (UUG) to an investor group led by Hellman & Friedman LLC. The assets and liabilities of UUG have been classified as held for sale as of June 30, 2005 in accordance with IFRS 5. We, together with the purchaser, continue to work towards a number of pre-closing conditions which need to be satisfied prior to the closing of the transaction.

Pension plans in Switzerland

On June 16, 2005, the Boards of Trustees of the pension plans for the Group's employees based in Switzerland adopted new pension plan arrangements that reflect the changed economic and demographic environment. The principal changes to the pension plans, which become effective January 1, 2006, are the conversion from a defined benefit to a defined contribution system and that the pension plans become autonomous. Employees will transfer to the new arrangements, and future benefits at normal retirement for current active participants are targeted to be similar to those under the present arrangements. However, following a transition period of three years, the current additional benefits that are provided on early retirement will gradually be phased out over a nine-year period. While on a statutory basis, significant additional funding is being provided by the Group to support future benefits of the plan, the calculation of the reduced long-term obligation under IAS 19 resulted in a one-time non-cash gain of USD 103 million to the business operating profit.

Cash Flows

Summary of cash flows
in USD millions, for the six months ended June 30

	2005	2004
Cash flows from operating activities		
Net income attributable to shareholders	**1,799**	1,484
Adjustments for:		
Net capital gains on investments and impairments	**(4,409)**	(1,655)
Net loss on divestments of businesses	**13**	14
Equity in income of investments in associates	**(96)**	(85)
Depreciation, amortization and impairments of fixed and intangible assets	**220**	297
Other non-cash items	**(19)**	(14)
Changes in operational assets and liabilities[1]	**8,505**	6,671
Net cash provided by operating activities	**6,013**	6,712
Net cash used in investing activities	**(3,864)**	(7,142)
Net cash provided by/(used in) financing activities	**1,027**	(968)
Effect of exchange rate changes on cash and cash equivalents	**(1,199)**	(156)
Change in cash and cash equivalents[2,3]	**1,977**	(1,554)
Change in cash received as collateral for securities lending	**(800)**	5,607
Cash and cash equivalents reclassified to assets held for sale	**(458)**	–
Cash and cash equivalents as of January 1[3,4]	**22,457**	15,889
Cash and cash equivalents as of June 30[3,4]	**23,176**	19,942

[1] Cash flows related to investments held for trading purposes are reflected in "cash flows from operating activities".
[2] Excluding change in cash received as collateral for securities lending.
[3] Cash and cash equivalents have been restated as a result of the IFRS changes effective January 1, 2005. Previously, we reported the balance "Investments held on account and at risk of life insurance policyholders". This balance included various types of investments, including cash and cash equivalents, which are now segregated into their individual investment categories.
[4] Including cash received as collateral for securities lending.

Operating cash flow

Our cash flow from operating activities consists of cash flow arising from our insurance businesses, after payments to reinsurers (net premiums, policy fees and deposits received less net claims after recoveries from reinsurers, benefit payments, policy surrenders and operating expenses) and investment income received (dividends, interest and rents) less interest paid and tax payments. Farmers Management Services receives management fees as well as investment income and pays operating expenses and taxes.

Investing cash flow

Surplus operating cash flows, plus the proceeds from the sale and maturity of investments as well as divestments, are reinvested through our investing activities. Our investment funds may be used to fund operating cash flow deficits.

Financing cash flow

Our financing activities result from our corporate funding and borrowing arrangements, capital raising and repayment as well as payments to shareholders.

Net cash provided by operating activities in the first six months of 2005 declined by 10% to USD 6.0 billion. USD 3.9 billion of these funds were used in net investing activities. The remainder plus an additional USD 1.0 billion, raised from net financing activities, were partially offset by negative effects of exchange rate movements on cash and cash equivalents of USD 1.2 billion and together these resulted in a net increase in cash and cash equivalents of USD 2.0 billion. In the same period in 2004, operations provided funds of USD 6.7 billion which were used to invest a net USD 7.1 billion and to repay operational debt of USD 1.0 billion resulting in a net cash outflow of USD 1.6 billion.

Quarterly Consolidated Financial Information

Summary of quarterly consolidated financial information

in USD millions, for the three months ended	06/30/05	06/30/04	03/31/05	03/31/04
Gross written premiums and policy fees	**12,062**	12,123	13,892	14,233
Net earned premiums and policy fees	**10,359**	10,097	10,331	10,515
Net investment result	**5,878**	2,879	3,601	3,179
Other revenues	**869**	902	817	839
Total revenues	**17,106**	13,878	14,749	14,533
Insurance benefits and losses, net of reinsurance	**8,325**	7,827	7,900	8,467
Policyholder dividends and participation in profits, net of reinsurance	**3,350**	999	1,884	1,401
Other expenses	**3,681**	3,747	3,672	3,669
Total benefits, losses and expenses	**15,356**	12,573	13,456	13,537
Net income before income taxes	**1,750**	1,305	1,293	996
Net income attributable to shareholders	**1,020**	840	779	644
Business operating profit	**1,271**	1,104	1,034	874

Basis of Presentation

Effect of new and revised accounting standards in 2005

The Group has implemented several new and revised accounting standards, which became effective January 1, 2005. The main adjustments for the Group result from the adoption of IFRS 4, which relates to the definition of insurance contracts. They primarily affect the accounting treatment of the life business with impacts on both the Group's balance sheet and operating statement. Details of these impacts are set out in note 3 to the Consolidated Financial Statements.

On May 3, 2005, we presented the impact of these new and revised accounting standards. Further information including an audio-webcast, a presentation and certain restated 2004 financial tables can be found in the Investor Relations section of our website www.zurich.com.

A summary of the key changes to the Group's consolidated shareholders' equity as of December 31, 2004 as well as net income attributable to shareholders and business operating profit for the first six months of 2004 is set out below.

in USD millions	**Net income attributable to shareholders** for the six months ended June 30, 2004	**Business operating profit** for the six months ended June 30, 2004	**Share-holders' equity** as of 12/31/04
As published in the Annual Report 2004	1,448	1,948	22,181
IFRS 4 adjustments	36	30	(1,528)
Other IAS/IFRS adjustments	–	–	17
Total adjustments	36	30	(1,511)
Restated	**1,484**	**1,978**	**20,670**

The adoption of the new and revised accounting standards does not change the Group's business fundamentals, its underlying profitability or cash flows, Life Insurance embedded value results or the regulatory capital position of its legal entities. The restatement largely reflects changes in the timing of profit recognition, primarily in our life business.

Segment information

Primary segments:
The Group continues to report segment information using the same primary segments as in 2004. The segments are General Insurance, Life Insurance, Farmers Management Services, Other Businesses and Corporate Functions. However, to be consistent with our management structure, certain reclassifications between primary segments have been made for 2005 financial reporting.

Secondary segments:
As in 2004, the Group's secondary format for segment information is geographic. For 2005 financial reporting, these regions have been aligned to better reflect management responsibility, and are North America, Europe, International Businesses and Centrally Managed Businesses.

Further details on primary and secondary segment information are set out in note 1 to the Consolidated Financial Statements.

We also manage our General Insurance business on a customer segment basis. Our customer segments are Global Corporate, North America Commercial, Europe General Insurance, International Businesses and Centrally Managed Businesses. For a detailed split please refer to our Financial Supplement, which is included in the Investor Relations section of our website www.zurich.com.

File No. 82-5089

Half Year Results Reporting 2005
Segmental Financial Analysis

In the following sections we discuss the results of operations for each of our segments. The analysis of the results for the first six months ended June 30, 2005 is made against the restated results of the prior year period, unless otherwise stated.

General Insurance

In General Insurance we have maintained our disciplined underwriting approach and, where in some lines of business rates were not adequate to meet our technical price targets, we have chosen not to write that business.

In 2005, we benefited from our well diversified portfolio and made operational progress by improving our product mix and by adapting our reinsurance programs. The purchase of reinsurance is a highly centralized approach in order to benefit from an optimal use of Group capital and reduce credit exposure to reinsurers.

We are institutionalizing The Zurich Way program creating consistent, enterprise-wide transparency into underwriting, reserving and claims management. The Zurich Way of reserving aims to strengthen our governance process through direct reporting from local actuaries into the Group.

General Insurance – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**18,635**	18,466	1%
Net earned premiums and policy fees	**13,905**	13,079	6%
Insurance benefits and losses, net of reinsurance	**(10,238)**	(9,614)	(6%)
Net underwriting result	**437**	445	(2%)
Business operating profit	**1,384**	1,260	10%
Loss ratio	**73.6%**	73.5%	(0.1 pts)
Expense ratio[1]	**23.3%**	23.1%	(0.2 pts)
Combined ratio	**96.9%**	96.6%	(0.3 pts)

[1] Including policyholder dividends and participation in profits.

A substantial portion of our business is written in euros, British pounds and Swiss francs, which appreciated by 5%, 3% and 5%, respectively, against the US dollar when comparing average rates for the half year 2005 with those for the half year 2004. The table below shows the currency translation impact on selected Operating Statement line items. The final column shows the reported percentage change in these balances.

General Insurance – currency translation impact

Variance over the prior period, for the six months ended June 30, 2005	**Foreign currency translation impact in USD millions**	**in %**	**% change in USD**
Gross written premiums and policy fees	**466**	**3%**	**1%**
Net investment income	**32**	**3%**	**23%**
Net capital gains on investments and impairments	**6**	**6%**	**23%**
Insurance benefits and losses, net of reinsurance	**(241)**	**(2%)**	**(6%)**

Global Corporate

Global Corporate serves multinational companies with products tailored to their domestic and international insurance needs. Our global network enables us to cooperate across national, regional and functional boundaries. We provide our customers with the benefit of our international expertise and detailed local knowledge.

Global Corporate – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**4,034**	4,176	(3%)
Net earned premiums and policy fees	**2,425**	2,281	6%
Insurance benefits and losses, net of reinsurance	**(1,973)**	(1,700)	(16%)
Net underwriting result	**83**	227	(63%)
Business operating profit	**248**	353	(30%)
Loss ratio	**81.4%**	74.5%	(6.9 pts)
Expense ratio[1]	**15.2%**	15.6%	0.4 pts
Combined ratio	**96.6%**	90.1%	(6.5 pts)

[1] Including policyholder dividends and participation in profits.

Global Corporate's **net underwriting result** decreased by USD 144 million to USD 83 million for the first half of 2005 as a result of a few large individual claims relating to fire and floods. The **loss ratio** increased from 74.5% in the first six months of 2004 to 81.4% in 2005 and the **combined ratio** increased by 6.5 percentage points to 96.6% in 2005 as a result of these claims.

As a consequence **business operating profit** decreased by 30% to USD 248 million in the first half of 2005. The lower underwriting result was partly offset by an increase in net investment income reflecting an increased asset base.

Gross written premiums and policy fees declined by 3% (6% on a local currency basis) in 2005 as compared to the prior year, caused by rate decreases particularly in the property and casualty lines of business in the United States and Europe. Additionally, the strategic decision was taken in 2005 to reduce certain lines of business in Zurich Global Energy. The growth in **net earned premiums** of 6% to USD 2.4 billion in the first six months ended June 30, 2005 mainly reflects the growth in 2004 now being earned as revenue.

North America Commercial

Zurich is a leading commercial property and casualty insurance provider in North America, serving our commercial customers, including middle market, small business, specialties and program sectors in the United States and Canada.

North America Commercial – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**6,368**	6,381	0%
Net earned premiums and policy fees	**4,469**	4,092	9%
Insurance benefits and losses, net of reinsurance	**(3,198)**	(3,156)	(1%)
Net underwriting result	**109**	(1)	nm
Business operating profit	**424**	240	77%
Loss ratio	**71.6%**	77.1%	5.5 pts
Expense ratio[1]	**26.0%**	22.9%	(3.1 pts)
Combined ratio	**97.6%**	100.0%	2.4 pts

[1] Including policyholder dividends and participation in profits.

Business operating profit increased by USD 184 million, or 77%, to USD 424 million for the first half year 2005. This result reflects the increase in net investment income of USD 136 million, which is driven by a combination of improved yields and higher invested assets. Invested assets are higher due to lower premiums ceded and additional capital provided following the reserve strengthening into 2004.

Additionally, higher retentions in the first six months of 2005 and the reserve strengthening that occurred in the first six months of 2004, not repeated in 2005, resulted in an increase of USD 110 million in our **net underwriting result.** We increased our net retention by changing our reinsurance program as our balance sheet strengthened. As a consequence **net earned premiums and policy fees** grew by USD 377 million, or 9%, while **gross written premiums and policy fees** remained stable. This result is consistent with our policy not to write contracts that do not meet our technical price targets.

Europe General Insurance

Europe General Insurance consists of commercial and personal customer segments. Our largest markets in Europe are the United Kingdom, Germany, Switzerland, Italy and Spain. Additionally, we are well-positioned in Ireland, Portugal and Austria.

Europe General Insurance – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**7,137**	6,922	3%
Net earned premiums and policy fees	**6,007**	5,712	5%
Insurance benefits and losses, net of reinsurance	**(4,342)**	(4,189)	(4%)
Net underwriting result	**321**	148	117%
Business operating profit	**714**	509	40%
Loss ratio	**72.3%**	73.3%	1.0 pts
Expense ratio[1]	**22.4%**	24.1%	1.7 pts
Combined ratio	**94.7%**	97.4%	2.7 pts

[1] Including policyholder dividends and participation in profits.

The improvement in **business operating profit** by USD 205 million, or 40%, to USD 714 million for the first six months of 2005 was mainly driven by the improved **net underwriting result** of 117% to USD 321 million and by USD 68 million higher **net investment income** compared to prior year. The improvement in net underwriting result of USD 173 million primarily resulted from increases in Switzerland and the United Kingdom. In the United Kingdom **insurance benefits, losses and expenses** improved due to positive loss development which was partially offset by an increase in staff pension related charges amounting to USD 24 million. **Gross written premiums and policy fees** of USD 7.1 billion in the first six months of 2005 increased by 3%, while in local currency there was a decrease of 1%, or USD 75 million, due to a highly competitive market in the United Kingdom. In Italy and Spain we experienced volume growth of approximately 15%.

International Businesses

Our International Businesses division consists of Asia Pacific, Latin America and Rest of International Businesses with Australia, South Africa and Japan being the largest units.

Australia concentrates on the small and medium enterprises and corporate markets, and has a single channel distribution strategy focused on brokers.

South Africa has a product mix that is currently 70% commercial business and 30% personal business and utilizes the broker distribution channel for its business.

Japan is primarily focused on the personal and corporate lines segments. The personal lines segment accounts for approximately 80% of the business. The core products are auto insurance, which is sold directly to the consumer, and personal accident insurance, which is distributed through third party companies that endorse our products. Zurich's corporate unit provides traditional commercial insurance as well as supporting international program business.

International Businesses – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**1,472**	1,433	3%
Net earned premiums and policy fees	**1,012**	926	9%
Insurance benefits and losses, net of reinsurance	**(622)**	(547)	(14%)
Net underwriting result	**45**	56	(20%)
Business operating profit	**116**	112	4%
Loss ratio	**61.4%**	59.1%	(2.3 pts)
Expense ratio[1]	**34.1%**	34.8%	0.7 pts
Combined ratio	**95.5%**	93.9%	(1.6 pts)

[1] Including policyholder dividends and participation in profits.

Business operating profit increased by USD 4 million, or 4%, to USD 116 million for the first half of 2005. This increase was driven by the improved net investment income partially offset by the lower underwriting result.

International Businesses' diversified portfolio across markets and lines of businesses softened the impact of mostly weather related claims which affected South Africa and Venezuela in particular. Additionally, Australia suffered from property losses due to fires, which were partially offset by favorable claims experience in Hong Kong compared to the prior year. Accordingly, **insurance benefits and losses** increased by 14% to USD 622 million and the **loss ratio** increased by 2.3 percentage points to 61.4% for the first half of 2005. The **expense ratio** improved by 0.7 percentage points to 34.1% in 2005 reflecting the benefits of strict financial discipline instilled in our businesses. As a result of these factors our **net underwriting result** decreased to USD 45 million for the first half of 2005 as compared to USD 56 million in 2004.

We experienced growth in **gross written premiums and policy fees** of 3%, particularly in South Africa and Japan. South Africa was able to achieve volume growth and Japan showed strong increases in personal lines following successful brand-focused marketing activities. Australia experienced growth in written premiums with the exception of the corporate property and workers compensations lines of business. **Net earned premiums** increased 9% driven by changes in our ceded reinsurance programs, which led to higher retention of premiums particularly in Mexico and Taiwan.

Centrally Managed Businesses

The use of reinsurance is a key component of the Group's risk mitigation and capital management strategies. The Centrally Managed Businesses division includes our internal reinsurance programs.

Centrally Managed Businesses – highlights

in USD millions, for the six months ended June 30	2005	2004	Change
Gross written premiums and policy fees	**151**	169	(11%)
Net earned premiums and policy fees	**(8)**	68	nm
Insurance benefits and losses, net of reinsurance	**(103)**	(22)	(368%)
Net underwriting result	**(135)**	10	nm
Business operating profit	**(118)**	46	nm

The decrease in **business operating profit** was driven by a small number of large prior year claims totaling USD 106 million.

Life Insurance

In the first half year of 2005 we saw the continuing rewards from our efforts to strengthen sustainable Life Insurance results. We made further progress in refocusing our business portfolio, redefining our business model, de-risking our balance sheet and optimizing our expense base. Our refocused product range is further gaining acceptance in the marketplace, with total new business up after adjusting for divestments and discontinued businesses.

Since 2002 we have divested numerous life businesses to focus on profitable growth in our markets. We are making major changes to our business model in Switzerland and in the United Kingdom. In Switzerland we redesigned our group pension business model. In the United Kingdom we have consolidated our remaining life portfolios into a single entity, permitting further operating and commercial synergies. Openwork, our new distribution company, was launched in June 2005 and sells products manufactured by Zurich and other selected partners, to take full advantage of new flexibility permitted by United Kingdom regulation. The value realized by Openwork will be shared between Zurich and its franchise partners who have shown very strong support for the new model.

We are concentrating on protection and lump sum savings, especially unit-linked business, and de-emphasizing guaranteed products or those with low margins. Our new product range is gaining traction in the marketplace. Our innovative products and service levels are being recognized with Germany, Ireland and the United Kingdom receiving awards for excellent customer service and product quality in the recent past.

The Zurich Way initiatives will enable us to further stabilize our growth and to take full advantage of the momentum we have created. The Zurich Way Sales Excellence program aims to improve the productivity of our tied agents. Also under The Zurich Way, we are looking at further opportunities for efficiencies and cost saving. And we will continue to develop new and innovative products focused on market niches where we have competitive advantage. Despite the encouraging progress, we face continuing challenges in our highly competitive markets, where margins are under pressure. Nonetheless, we believe we have laid solid foundations for the future.

Life Insurance – highlights

in USD millions, for the six months ended June 30	2005	2004	Change
Gross written premiums and policy fees	**5,460**	5,472	0%
Insurance deposits	**4,644**	4,284	8%
Net investment result	**7,173**	4,190	71%
Business operating profit	**536**	440	22%

Embedded value – highlights

in USD millions, for the six months ended June 30	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**1,116**	1,071	4%
New business margin, after tax[1]	**10.9%**	9.7%	1.2 pts
New business profit, after tax	**122**	104	17%
Embedded value operating profit, after tax	**669**	553	21%
Embedded value operating return, after tax – annualized[2]	**10.4%**	10.2%	0.2 pts
Expected return – annualized	**7.7%**	8.1%	(0.4 pts)

[1] As a percentage of annual premiums equivalent.
[2] Before currency translation effects.

A substantial portion of our business is written in euros, British pounds and Swiss francs, which appreciated by 5%, 3% and 5%, respectively, against the US dollar when comparing average rates for the half year 2005 with those for the half year 2004. The table below shows the currency translation impact on selected Operating Statement line items. The final column shows the reported percentage change in these balances.

Life Insurance – foreign currency translation impact
Variance over the prior period, for the six months ended June 30, 2005

	Foreign currency translation impact in USD millions	in %	% change in USD
Gross written premiums and policy fees	**206**	**4%**	**0%**
Insurance deposits	**145**	**3%**	**8%**
Net investment result	**241**	**6%**	**71%**

Life Insurance – net investment result and business operating profit
in USD millions, for the six months ended June 30

	Net investment result			Business operating profit		
	2005	2004	Change	**2005**	2004	Change
United States	**158**	156	1%	**105**	102	3%
United Kingdom	**4,390**	1,989	121%	**88**	145	(39%)
Germany	**1,308**	863	52%	**55**	18	206%
Switzerland	**466**	440	6%	**156**	83	88%
Rest of Europe	**645**	463	39%	**91**	72	26%
International Businesses	**206**	279	(26%)	**41**	20	105%
Total	**7,173**	4,190	71%	**536**	440	22%

Life Insurance – Gross written premiums and policy fees, and insurance deposits
in USD millions, for the six months ended June 30

	Gross written premiums and policy fees			Insurance deposits		
	2005	2004	Change	**2005**	2004	Change
United States	**298**	274	9%	**260**	283	(8%)
United Kingdom	**1,108**	966	15%	**2,431**	2,526	(4%)
Germany	**1,800**	1,772	2%	**356**	322	11%
Switzerland	**1,452**	1,594	(9%)	**10**	7	43%
Rest of Europe[1]	**552**	527	5%	**957**	562	70%
International Businesses	**250**	339	(26%)	**630**	584	8%
Total	**5,460**	5,472	0%	**4,644**	4,284	8%

[1] Including intrasegment eliminations.

Driven by improved results in Germany, Switzerland and Italy, Life Insurance increased **business operating profit** by USD 96 million, or 22%, to USD 536 million. Germany benefited from expense reductions. Switzerland profited from reduced benefits charges in 2005, the redesign of the group pension business model and improved performance in individual life. The overall increase in the Life Insurance result was partially offset by the United Kingdom, where the costs for the introduction of Openwork and a change to the assumptions used to determine carrying amounts of policyholder benefits related to certain annuity portfolios adversely affected business operating profit. The United Kingdom experienced increased staff pension related charges of USD 18 million. The United Kingdom Life business reported a USD 98 million profit in the second quarter 2005 compared with USD 70 million in the same period in 2004. The increase in business operating profit in International Businesses was driven by Australia which improved to USD 19 million.

The overall **net investment result** increased 71% to USD 7.2 billion reflecting increases in equity markets as well as further reductions in long-term interest rates. However, these increases were offset by correspondingly higher policyholder participations.

Life Insurance **gross written premiums and policy fees** were unchanged at USD 5.5 billion compared with 2004. However after adjusting for the effects of exchange, divestments and the remodeling of Swiss group life business, premiums increased by 3%. The primary increase was in the United Kingdom where an increase in policyholder taxes of USD 190 million is recoverable from policyholders through corresponding fees. **Insurance deposits** from customers increased 8% to USD 4.6 billion, but by 5% after the effects of currency translation. The increases were primarily in Spain, where there has been an increase following successful sales campaigns launched through our banking distribution partner.

Embedded value

Embedded value – highlights in USD millions, for the six months ended June 30	**Gross new business annual premiums equivalent (APE)**			**New business profit, after tax**		
	2005	2004	Change	**2005**	2004	Change
United States	**54**	55	(2%)	**26**	31	(16%)
United Kingdom	**475**	458	4%	**20**	31	(35%)
Germany	**252**	274	(8%)	**40**	23	74%
Switzerland	**51**	67	(24%)	**6**	6	0%
Rest of Europe	**185**	120	54%	**23**	14	64%
International Businesses	**99**	97	2%	**7**	(1)	nm
Total	**1,116**	1,071	4%	**122**	104	17%

Embedded value – highlights in USD millions, for the six months ended June 30	**Embedded value operating profit, after tax**			**Embedded value operating return, after tax – annualized**[1]		
	2005	2004	Change	**2005**	2004	Change
United States	**168**	120	40%	**14.3%**	10.9%	3.4 pts
United Kingdom	**83**	226	(63%)	**5.5%**	8.9%	(3.4 pts)
Germany	**78**	71	10%	**13.6%**	16.0%	(2.4 pts)
Switzerland	**173**	(7)	nm	**21.3%**	3.5%	17.8 pts
Rest of Europe	**111**	109	2%	**15.4%**	14.2%	1.2 pts
International Businesses	**56**	34	65%	**12.0%**	9.4%	2.6 pts
Total	**669**	553	21%	**10.4%**	10.2%	0.2 pts

[1] Before currency translation effects.

Life Insurance **gross new business annual premiums equivalent** increased by USD 45 million to USD 1.1 billion, principally reflecting the growth of premiums written and deposits in southern Europe. **New business profit, after tax,** contributed USD 122 million to embedded value operating profit, after tax, an increase of USD 18 million over 2004, mainly arising in Germany primarily due to expense improvements and in the Rest of Europe, as a result of the growth in new business volumes, partially offset by the United Kingdom, where profit was lower by USD 11 million because of the decrease in sales volumes and the transitional measures for the positioning of the United Kingdom business.

Embedded value operating profit, after tax, increased by USD 116 million to USD 669 million corresponding to a 10.4% **annualized operating return on embedded value** for the first half of 2005. This was 2.7 percentage points above the annualized expected return of 7.7%. The main driver was Switzerland, which increased by USD 180 million as a result of the implementation of the "Legal Quote" for group life business in 2004. In the United States, operating profit was up USD 48 million to USD 168 million resulting from a reduction in the cost of capital associated with the transfer of surplus notes to Farmers Management Services. The Life Insurance segment experienced a 17% increase in the value added by new business which also contributed to the improved result. These profit improvements were offset by the United Kingdom, where results decreased by USD 143 million in the first six months of 2005 as a result of higher expenses related to the business restructuring and the transition to Openwork.

Farmers Management Services

Farmers Group, Inc. and its subsidiaries (FGI) provide non-claims related insurance management services and act as an attorney-in-fact for the Farmers Exchanges, prominent writers in the United States of personal lines business, including both private passenger automobile and homeowners insurance, as well as small commercial lines. While premiums are written and claims are paid by the Farmers Exchanges, which we manage but do not own, FGI provides non-claims related management services to the Farmers Exchanges and receives management fees for these services.

Farmers Management Services – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Management fees and other related revenue	**1,020**	980	4%
Management expenses and other related expenses	**(483)**	(458)	(5%)
Net investment income	**72**	56	29%
Business operating profit	**609**	556	10%
Gross operating margin	**52.6%**	53.3%	(0.7 pts)

Farmers Exchanges – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross earned premiums	**7,147**	6,943	3%
Combined ratio[1]	**94.4%**	97.7%	3.3 pts

[1] Adjusted for profit portion of management fees combined ratios were 87.7% and 90.7% in 2005 and 2004, respectively.

In the first half of 2005 the Farmers Exchanges have continued to record steady growth in revenues due to higher gross earned premiums earned in the personal, specialty and commercial lines of business, and as a result, our **management fees and other related revenue** increased by USD 40 million. Similarly, **management expenses and other related expenses** have increased by USD 25 million in the first six months of 2005 compared with the same period in 2004. This increase was mainly driven by higher advertising and promotional expenses, as well as higher salaries and employee benefit costs. Consequently, the **gross operating margin** of Farmers Management Services has decreased by 0.7 percentage points to 52.6% for the first half of 2005.

Net investment income increased by USD 16 million in the first half of 2005 due to higher average invested asset base.

As a result, **business operating profit** increased by USD 53 million.

Other Businesses

Other Businesses includes Farmers Re, Centre and capital markets and banking activities. This segment also includes certain businesses which are centrally managed and are not considered to be core businesses. Certain of the business operations in this segment were discontinued, divested or put into run-off in previous years.

Other Businesses – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Net earned premiums and policy fees	**1,636**	2,346	(30%)
Net investment income	**449**	342	31%
Total benefits, losses and expenses	**(2,397)**	(3,181)	25%
Business operating profit	**158**	35	351%

Farmers Re, Centre and other operations

in USD millions, for the six months ended June 30	**Famers Re**		**Centre**		**Other operations**	
	2005	2004	**2005**	2004	**2005**	2004
Net earned premiums and policy fees	**1,061**	1,526	**422**	601	**153**	219
Net investment income	**52**	46	**219**	189	**178**	107
Total benefits, losses and expenses	**(1,000)**	(1,481)	**(795)**	(875)	**(602)**	(825)
Business operating profit/(loss)	**113**	92	**10**	(23)	**35**	(34)



Farmers Re provides reinsurance services to the Farmers Exchanges, which we manage but do not own. Net earned premiums decreased by USD 465 million, or 30%, in the first six months of 2005, as a result of the growth in surplus of the Farmers Exchanges enabling them to retain higher levels of risk. **Business operating profit** increased by USD 21 million, or 23%, in the first half of 2005, compared to the same period of 2004. This increase is due to a strong underwriting result, showing a 2.7 percentage points improvement in the combined ratio to 94.3% in half year 2005 compared with 97.0% in the same period 2004. This positive development resulting primarily from the underlying improvement in current year claims, expenses and favorable prior year loss reserve development.

Centre improved its **business operating profit** by USD 33 million to USD 10 million in the first half of 2005 from a loss of USD 23 million in 2004, primarily as a result of the successful commutation of several contracts, combined with a decrease in our provisions as liabilities are settled. Centre continues actively to pursue commutation and asset disposal opportunities. A number of underwriting contracts have been commuted this year, representing significant progress in the overall run-off in Centre's liabilities.

Other operations in this segment recorded a **business operating profit** of USD 35 million in the first half of 2005 compared with a loss of USD 34 million in the same period in 2004 as we run-off selected businesses.

Corporate Functions

The Corporate Functions segment includes Group holding companies, central expenses and financing entities. Main drivers of the result of this segment are investment income and interest expense relating to the financing of the Group, capital gains and losses on investments together with central costs for services provided to the businesses and projects managed centrally before recharges to the businesses.

Corporate Functions – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Headquarters expenses, net of recharges to operating businesses	**(76)**	(70)	(9%)
Foreign exchange hedging and transactions	**(80)**	(6)	nm
Total headquarters expenses, net of recharges to operating businesses	**(156)**	(76)	nm
Net investment result	**414**	410	1%
Financing costs	**(474)**	(427)	(11%)
Business operating loss	**(382)**	(313)	(22%)

Total headquarters expenses, net of recharges to operating businesses increased by USD 80 million, to USD 156 million primarily due to the strengthening of the US dollar. We experienced foreign exchange losses relating to derivatives which are used to hedge specific debt or net asset positions of the Group. These hedges result in income statement volatility in Corporate Functions, however, they protect the Group from some foreign exchange exposures.

The issuance of the EUR 1.0 billion debt in September 2004 by Zurich Finance (USA) under the EMTN Programme was the main contributing event to the higher financing costs which increased by USD 47 million to USD 474 million. On June 15, 2005 a further EUR 500 million debt was issued under the EMTN Programme by Zurich Finance (USA), however, this has a negligible impact on the financing costs for the 2005 half year results.

In addition to foreign exchange effects and higher financing costs, business operating loss further increased due to higher staff related expenses and fees for external consultants.

Half Year Results Reporting 2005 – Consolidated Financial Statements

Consolidated operating statements (unaudited)

in USD millions, for the six months ended June 30

	Notes	2005	2004
Revenues			
Gross written premiums and policy fees		**25,954**	26,356
Less premiums ceded to reinsurers		**(3,535)**	(3,931)
Net written premiums and policy fees		**22,419**	22,425
Net change in reserves for unearned premiums		**(1,729)**	(1,813)
Net earned premiums and policy fees		**20,690**	20,612
Farmers management fees		**1,020**	980
Net investment income	4	**5,070**	4,403
Net capital gains on investments and impairments	4	**4,409**	1,655
Net loss on divestments of businesses	5	**(13)**	(14)
Other income		**679**	775
Total revenues		**31,855**	28,411
Benefits, losses and expenses			
Insurance benefits and losses, gross	6	**18,932**	18,563
Less ceded insurance benefits and losses	6	**(2,707)**	(2,269)
Insurance benefits and losses, net of reinsurance	6	**16,225**	16,294
Policyholder dividends and participation in profits, net of reinsurance	6	**5,234**	2,400
Underwriting and policy acquisition costs, net of reinsurance	6	**3,706**	3,709
Administrative expense		**1,820**	1,955
Other operating expense		**943**	923
Amortization and impairments of intangible assets		**125**	194
Interest expense on debt	10	**223**	166
Interest credited to policyholders and other interest		**536**	469
Total benefits, losses and expenses		**28,812**	26,110
Net income before income taxes		**3,043**	2,301
Income tax expense	7	**(1,188)**	(763)
Net income		**1,855**	1,538
Net income attributable to minority interests		**(56)**	(54)
Net income attributable to shareholders		**1,799**	1,484
of which: – attributable to common stockholders		**1,778**	1,468
– attributable to preferred securities holders		**21**	16
in USD			
Basic earnings per share		**12.37**	10.24
Diluted earnings per share		**12.29**	10.16
in CHF			
Basic earnings per share		**14.87**	12.95
Diluted earnings per share		**14.77**	12.84

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Consolidated balance sheets (unaudited)

in USD millions, as of

Assets	Notes	**06/30/05**	12/31/04
Investments			
Cash and cash equivalents		**23,176**	22,457
Trading equity portfolios in capital markets and banking activities		**2,155**	2,773
Equity securities		**81,979**	83,315
Debt securities		**128,849**	131,370
Investments in associates		**677**	645
Other investments		**36,963**	41,595
Total investments	4	**273,799**	282,155
Reinsurers' share of reserves for insurance contracts	9	**21,387**	20,919
Deposits made under assumed reinsurance contracts		**2,667**	3,282
Deferred policy acquisition costs	8	**10,745**	11,281
Deferred origination costs		**691**	736
Accrued investment income		**2,335**	2,614
Receivables		**10,186**	13,121
Derivative trading assets and other assets		**2,323**	3,095
Mortgage loans given as collateral		**3,504**	4,135
Deferred tax assets	7	**4,179**	4,211
Assets held for sale	5	**3,943**	–
Fixed assets		**1,788**	2,116
Goodwill		**625**	744
Other intangible assets		**2,260**	2,477
Total assets		**340,432**	350,886

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Liabilities and equity	Notes	06/30/05	12/31/04
Liabilities			
Reserve for premium refunds		**630**	820
Liabilities for investment contracts		**37,413**	40,046
Deferred profit on inception of reinsurance contracts		**123**	130
Deposits received under ceded reinsurance contracts		**3,370**	4,276
Deferred front-end fees		**4,663**	4,912
Reserves for insurance contracts	9	**219,807**	227,087
Obligation to repurchase securities		**5,761**	5,009
Accrued liabilities		**2,139**	2,605
Derivative trading liabilities and other liabilities		**21,848**	24,887
Collateralized loans		**3,504**	4,135
Deferred tax liabilities	7	**6,224**	5,718
Liabilities held for sale	5	**3,072**	–
Debt related to capital markets and banking activities	10	**3,164**	3,880
Senior and subordinated debt	10	**5,993**	5,871
Total liabilities		**317,711**	329,376

Equity			
Common stock		**186**	635
Treasury stock		**(1)**	(1)
Additional paid-in capital		**10,284**	10,288
Net unrealized gains on investments	4	**1,654**	1,075
Cumulative translation adjustment		**92**	755
Retained earnings		**8,623**	6,822
Common stockholders' equity		**20,838**	19,574
Preferred securities		**1,096**	1,096
Shareholders' equity		**21,934**	20,670
Minority interests		**787**	840
Total equity		**22,721**	21,510
Total liabilities and equity		**340,432**	350,886

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Consolidated statements of cash flows (unaudited)

in USD millions, for the six months ended June 30

	2005	2004
Cash flows from operating activities		
Net income attributable to shareholders	**1,799**	1,484
Adjustments for:		
Net capital gains on investments and impairments	**(4,409)**	(1,655)
Net loss on divestments of businesses	**13**	14
Equity in income of investments in associates	**(96)**	(85)
Depreciation, amortization and impairments of fixed and intangible assets	**220**	297
Other non-cash items	**(19)**	(14)
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	**(434)**	(282)
Deferred origination costs	**(6)**	2
Reinsurers' share of reserves for insurance contracts	**(1,225)**	(172)
Deposits made under assumed reinsurance contracts	**602**	232
Deposits received under ceded reinsurance contracts	**(735)**	(247)
Receivables and payables	**(279)**	(581)
Net changes in trading securities	**339**	1,326
Reserves for insurance contracts	**9,292**	6,983
Liabilities for investment contracts	**105**	(2,005)
Deferred income tax, net	**645**	107
Net changes in other operational assets and liabilities	**201**	1,308
Net cash provided by operating activities	**6,013**	6,712
Cash flows from investing activities		
Sales and maturities:		
Debt securities	**34,767**	32,689
Equity securities	**19,598**	15,303
Other (primarily other investments and fixed assets)	**4,953**	4,149
Purchases:		
Debt securities	**(39,824)**	(39,809)
Equity securities	**(18,775)**	(15,748)
Other (primarily other investments and fixed assets)	**(4,641)**	(5,368)
Investments in associates, net	**41**	66
Acquisitions of companies, net of cash acquired	**(1)**	–
Divestments of companies, net of cash balances	**17**	1,559
Dividends from associates	**1**	17
Net cash used in investing activities	**(3,864)**	(7,142)

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

	2005	2004
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	**1,130**	935
Dividends on preferred securities paid to shareholders	**(21)**	(16)
Redemption of preferred securities by subsidiaries	**–**	(195)
Issuance of debt	**630**	779
Payments on debt outstanding	**(712)**	(2,471)
Net cash provided by/(used in) financing activities	**1,027**	(968)
Effect of exchange rate changes on cash and cash equivalents	**(1,199)**	(156)
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	**1,977**	(1,554)
Change in cash received as collateral for securities lending	**(800)**	5,607
Cash and cash equivalents reclassified to assets held for sale	**(458)**	–
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	**22,457**	15,889
Cash and cash equivalents as of June 30, including cash received as collateral for securities lending	**23,176**	19,942

Other supplementary cash flow disclosures
in USD millions

	2005	2004
Other interest income received	**3,979**	3,541
Dividend income received	**985**	782
Other interest expense paid	**(706)**	(592)
Income tax paid	**(553)**	(356)

As of June 30, 2005 and 2004, cash and cash equivalents restricted as to use were USD 436 million and USD 605 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 3,611 million and USD 3,507 million as of June 30, 2005 and December 31, 2004, respectively. The balances of cash received as collateral for securities lending were USD 4,397 million and USD 5,197 million as of June 30, 2005 and December 31, 2004, respectively.

Cash and cash equivalents comprise the following:
in USD millions

	2005	2004
Cash at bank and in hand	**8,335**	6,504
Cash equivalents	**10,444**	7,792
Cash received as collateral for securities lending	**4,397**	5,646
Balance as of June 30	**23,176**	19,942

Cash and cash equivalents of Universal Underwriters Group and other Group entities reclassified to assets held for sale
in USD millions, for the six months ended June 30, 2005

Net cash provided by operating activities	**326**
Net cash provided by investing activities	**22**
Cash and cash equivalents as of January 1, 2005	**110**
Cash and cash equivalents reclassified to assets held for sale as of June 30, 2005	**458**

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Consolidated statements of changes in equity (unaudited)

in USD millions, except number of shares, for the six months ended June 30

	Number of common shares issued	Common stock
As of December 31, 2003, as previously reported	144,006,955	923
Implementation of new and revised IFRS accounting standards:		
– IFRS 4	–	–
– IAS 28/31	–	–
– IAS 32/39	–	–
Total adjustment due to implementation of new and revised IFRS accounting standards[1]	–	–
As of December 31, 2003, restated	144,006,955	923
Change in net unrealized gains/(losses) on investments (excluding translation adjustments)	–	–
Translation adjustments	–	–
Change in net unrealized losses on investments not recognized in the operating statement	–	–
Nominal value reduction of common stock	–	(288)
Share-based payment transactions	–	–
Treasury stock transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Net changes in capitalization and minority interests	–	–
As of June 30, 2004, restated	144,006,955	635
As of December 31, 2004, as previously reported	144,006,955	635
Implementation of new and revised IFRS accounting standards:		
– IFRS 4	–	–
– IAS 27	–	–
– IAS 28/31	–	–
– IAS 32/39	–	–
Total adjustment due to implementation of new and revised IFRS accounting standards[1]	–	–
As of December 31, 2004, restated	144,006,955	635
Write-off of negative goodwill (IFRS 3)	–	–
Change in net unrealized gains on investments (excluding translation adjustments)	–	–
Translation adjustments	–	–
Change in net unrealized gains/(losses) on investments not recognized in the operating statement	–	–
Nominal value reduction of common stock[2]	–	(449)
Share-based payment transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Net changes in capitalization and minority interests	–	–
As of June 30, 2005	**144,006,955**	**186**

[1] Implementation of new and revised accounting standards as discussed in note 3.
[2] As approved by the Annnual General Meeting on April 19, 2005, the share capital was reduced by a nominal value reduction of CHF 4.00 from CHF 6.50 to CHF 2.50 in respect of each registered share. The payment to shareholders was made on July 4, 2005.

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Treasury stock (nominal value)	Additional paid-in capital	Net unrealized gains/(losses) on investments	Cumulative translation adjustment	Retained earnings	Preferred securities	Total shareholders' equity	Minority interests	Total equity
(6)	10,208	862	152	5,699	1,096	**18,934**	969	**19,903**
–	–	–	–	(1,320)	–	**(1,320)**	–	**(1,320)**
–	–	–	–	19	–	**19**	–	**19**
–	–	–	–	(4)	–	**(4)**	–	**(4)**
–	–	–	–	(1,305)	–	**(1,305)**	–	**(1,305)**
(6)	10,208	862	152	4,394	1,096	**17,629**	969	**18,598**
–	–	(981)	–	–	–	**(981)**	2	**(979)**
–	–	(9)	(86)	–	–	**(95)**	(45)	**(140)**
–	–	(990)	(86)	–	–	**(1,076)**	(43)	**(1,119)**
–	–	–	–	–	–	**(288)**	–	**(288)**
–	(14)	–	–	–	–	**(14)**	–	**(14)**
4	45	–	–	–	–	**49**	–	**49**
–	–	–	–	1,484	–	**1,484**	54	**1,538**
–	–	–	–	(16)	–	**(16)**	(5)	**(21)**
–	–	–	–	–	–	**–**	(215)	**(215)**
(2)	10,239	(128)	66	5,862	1,096	**17,768**	760	**18,528**
(1)	10,288	1,075	840	8,248	1,096	**22,181**	846	**23,027**
–	–	–	(85)	(1,443)	–	**(1,528)**	–	**(1,528)**
–	–	–	–	–	–	**–**	(6)	**(6)**
–	–	–	–	21	–	**21**	–	**21**
–	–	–	–	(4)	–	**(4)**	–	**(4)**
–	–	–	(85)	(1,426)	–	**(1,511)**	(6)	**(1,517)**
(1)	10,288	1,075	755	6,822	1,096	**20,670**	840	**21,510**
–	–	–	–	23	–	**23**	–	**23**
–	–	654	–	–	–	**654**	11	**665**
–	–	(75)	(663)	–	–	**(738)**	(111)	**(849)**
–	–	579	(663)	–	–	**(84)**	(100)	**(184)**
–	–	–	–	–	–	**(449)**	–	**(449)**
–	(4)	–	–	–	–	**(4)**	–	**(4)**
–	–	–	–	1,799	–	**1,799**	56	**1,855**
–	–	–	–	(21)	–	**(21)**	(12)	**(33)**
–	–	–	–	–	–	**–**	3	**3**
(1)	**10,284**	**1,654**	**92**	**8,623**	**1,096**	**21,934**	**787**	**22,721**

Notes to the half year consolidated financial statements (unaudited)

1. Basis of presentation

These half year consolidated financial statements have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting". The accounting policies used to prepare these consolidated financial statements comply with International Financial Reporting Standards (IFRS), and are consistent with those set out in the notes to the Annual Report 2004 of Zurich Financial Services Group ("the Group"), except for new and revised accounting standards implemented in 2005. These resulted in restatement of certain 2004 amounts and are discussed in note 3. In addition, certain reclassifications have been made to prior period amounts and segment disclosures to conform to the presentation in the Group's Annual Report 2004 and to the current period presentation. These reclassifications have no effect on the previously reported net income.

These unaudited half year consolidated financial statements should be read in conjunction with the Group's Annual Report 2004. The Group's independent auditors have carried out a review of these unaudited half year consolidated financial statements. Their report is set out on page 23.

Certain amounts recorded in the half year consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

Segment information
In the 2004 annual report, the Group's primary reporting segments were defined as General Insurance, Life Insurance, Farmers Management Services, Other Businesses and Corporate Center. The only change to these primary segments in 2005 was to rename Corporate Center to Corporate Functions. However, to be consistent with the Group's management structure, the following transfers between primary segments have been made for 2005 financial reporting:

- Farmers Re business from General Insurance to Other Businesses;
- Group Reinsurance business relating to certain European run-off operations from Corporate Functions to Other Businesses;
- Certain investments of Farmers New World Life from Life Insurance to Farmers Management Services;
- The Reinsurance businesses of various Group entities from Corporate Functions to Other Businesses or General Insurance.

The Group's secondary reporting format for segment reporting is geographic. In 2004 these secondary segments were North America Corporate, North America Consumer, Continental Europe, UKISA, Rest of the World and Centrally Managed Businesses. For 2005 financial reporting, these regions have been aligned to better reflect management responsibility and are North America, Europe, International Businesses and Centrally Managed Businesses.

The 2004 results have been restated to reflect these changes.

2. Foreign currency translation and transactions

The table below summarizes the principal exchange rates that have been used for translation purposes. The net losses on foreign currency transactions included in the consolidated operating statements were USD 60 million and USD 47 million for the six months ended June 30, 2005 and 2004, respectively.

Table 2
Principal exchange rates
USD per foreign currency unit

	Balance sheets as of		Operating statements and cash flows for the six months ended	
	06/30/05	12/31/04	**06/30/05**	06/30/04
Euro	**1.2101**	1.3555	**1.2860**	1.2274
Swiss franc	**0.7802**	0.8769	**0.8316**	0.7907
British pound sterling	**1.7917**	1.9183	**1.8744**	1.8225

3. Implementation of new and revised accounting standards and adjustments implemented in 2005 (IFRS restatement)

As presented on May 3, 2005, the Group has implemented several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework, which became effective January 1, 2005.

The International Accounting Standards Board (IASB) issued IFRS 4 "Insurance Contracts" on March 31, 2004. The publication of this standard provides, for the first time, guidance on accounting for insurance contracts. This standard applies to all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds, except for specified contracts covered by other IFRS standards. The most significant change as a result of the adoption of the standard is the re-classification of certain contracts as financial instruments and hence the application of IAS 39 to these contracts. The adoption of IFRS 4 does not provide comprehensive guidance on the accounting treatment for insurance contracts and as such the Group will continue to apply US GAAP in certain circumstances where IFRS is silent.

IAS 39 "Financial Instruments: Recognition and Measurement" was revised in December 2003 as part of the IASB's project to improve IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39. A further amendment was made in March 2004. The changes related to Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk. The most significant changes are as follows:

- The standard clarifies that the evaluation of the transfer of risks and rewards of ownership precedes the evaluation of the transfer of control for all derecognition transactions.
- The standard permits an entity to designate any financial asset or financial liability on initial recognition as one to be measured at fair value, with changes in fair value recognized in profit or loss. To impose discipline on this categorization, an entity is precluded from reclassifying financial instruments into or out of this category.
- The standard provides additional guidance about how to determine fair values using valuation techniques.
- The standard clarifies that an impairment loss is recognized only when it has been incurred. It also provides additional guidance on what events provide objective evidence of impairment for investments in equity instruments.
- Hedges of firm commitments are to be treated as fair value hedges rather than cash flow hedges. However, the standard clarifies that a hedge of the foreign currency risk of a firm commitment can be treated as either a cash flow hedge or a fair value hedge.

The IASB issued IFRS 3 "Business Combinations" on March 31, 2004. In accordance with the transitional provisions of the standard, the Group has applied this standard to business combinations for which the agreement date is on or after March 31, 2004. The remaining requirements of IFRS 3 have been adopted as of January 1, 2005. The most significant changes required by this standard are:

- All business combinations within its scope are to be accounted for using the purchase method, previously IAS 22 permitted business combinations to be accounted for using the pooling of interests method in certain circumstances.
- The acquiree's identifiable assets, liabilities and contingent liabilities are to be recognized as part of allocating the cost of the combination to be measured initially by the acquirer at their fair values at the acquisition date. Therefore, any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items.
- Goodwill acquired in a business combination is to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, goodwill is not amortised and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Upon adoption of IFRS 3, the Group wrote back USD 23 million of negative goodwill.

IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" were revised in March 2004 by the IASB as part of the IASB project resulting in the publication of IFRS 3 "Business Combinations". Consistent with the Group's adoption of IFRS 3, the revised standards were adopted as of January 1, 2005.

The IASB issued IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" on March 31, 2004. The standard adopts the classification "held for sale", introduces the concept of a disposal group, and specifies that assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. It also replaces IAS 35 regarding the accounting treatment for discontinued operations. The most significant impact for the Group was the re-classification of some of its assets and liabilities as "held for sale".

IAS 27 "Consolidated and Separate Financial Statements" was revised in March 2004. The adoption of the revised guidance with respect to the consolidation requirements of venture capital organizations, mutual funds and similar entities resulted in an equivalent gross-up of the Group's assets and liabilities to reflect the liabilities to third parties and minority interests. Also, IAS 27 revised requires to disclose minority interests within equity, separately from the parent shareholders' equity.

The accounting policy for securities lending has been changed, primarily driven by the revised IFRS standards which led the Group to review its previous policy and make changes to the criteria for recognizing collateral received as part of securities lending arrangements. As a result of the Group having future economic benefits and retaining significant risk and rewards of the cash collateral received, the Group now has to recognize both cash collateral and an equal and offsetting liability related to the cash collateral. No income effect resulted from the change in this policy.

As a result of the adoption of the above noted new and amended accounting standards, the 2004 comparatives have been restated as summarized in the following tables.

Effect of new and revised accounting standards and adjustments implemented in 2005 (IFRS restatement)

Table 3.1
Consolidated operating statement for the six months ended June 30, 2004 IFRS restatement (unaudited) – reconciliation to previously reported financial information

in USD millions, for the six months ended June 30, 2004	As reported[1]	IFRS 4	Other IFRS	Restated
Net income attributable to shareholders[2]	1,448	36	–	1,484

[1] As published in the Annual Report 2004.
[2] Revised IAS 1 changed the bottom line from "Net income", as described, to "Net income attributable to shareholders".

Table 3.2
Consolidated balance sheet as of December 31, 2004 IFRS restatement (unaudited) – reconciliation to previously reported financial information

in USD millions, as of December 31, 2004	As reported[1]	IFRS 4	Other IFRS	Restated
Shareholders' equity	22,181	(1,528)	17	20,670
Total equity	23,027	(1,528)	11	21,510

[1] As published in the Annual Report 2004.

4. Investments

A summary of net investment income and net capital gains and losses and impairments is given below.

Table 4.1
Investment result

in USD millions, for the six months ended June 30	Net investment income 2005	Net investment income 2004	Net capital gains/(losses) and impairments[1] 2005	Net capital gains/(losses) and impairments[1] 2004	Investment result 2005	Investment result 2004
Cash and cash equivalents	**310**	163	**2**	5	**312**	168
Equity securities	**1,069**	857	**3,289**	1,159	**4,358**	2,016
Debt securities	**2,807**	2,665	**802**	2	**3,609**	2,667
Investments in associates	**96**	85	**(5)**	(77)	**91**	8
Other investments:						
Short-term investments	**48**	56	**2**	–	**50**	56
Investments held by investment companies	**5**	7	**126**	167	**131**	174
Real estate held for investment	**404**	408	**256**	168	**660**	576
Mortgage loans, policyholders' collateral and other loans	**567**	500	**93**	143	**660**	643
Other[2]	**84**	79	**(156)**	88	**(72)**	167
Investment result, gross	**5,390**	4,820	**4,409**	1,655	**9,799**	6,475
Investment expenses[3]	**(320)**	(417)	**–**	–	**(320)**	(417)
Investment result, net	**5,070**	4,403	**4,409**	1,655	**9,479**	6,058

[1] Impairments on total investments of USD 35 million and USD 55 million for the six months ended June 30, 2005 and 2004, respectively.
[2] Including net capital gains/(losses) on derivative financial instruments of USD (159) million and USD 12 million for the six months ended June 30, 2005 and 2004, respectively.
[3] Including rental operating expenses for real estate held for investment of USD 72 million and USD 80 million for the six months ended June 30, 2005 and 2004, respectively.

The details of the investment balances as of June 30, 2005 and December 31, 2004 are given in the tables below.

Table 4.2
Breakdown of Investments
as of

	Total investments			
	06/30/05		12/31/04	
	USD millions	% of total	USD millions	% of total
Cash and cash equivalents	**23,176**	**8.5%**	22,457	8.0%
Equity securities (including trading equity portfolios in capital markets and banking activities):				
Trading	**2,351**	**0.9%**	2,843	1.0%
of which: – Trading equity portfolios in capital markets and banking activities	***2,155***	***0.8%***	*2,773*	*1.0%*
Fair value through profit and loss	**70,682**	**25.8%**	71,087	25.2%
Available-for-sale	**11,101**	**4.0%**	12,158	4.3%
Total equity securities	**84,134**	**30.7%**	86,088	30.5%
Debt securities:				
Trading	**485**	**0.2%**	540	0.2%
Fair value through profit and loss	**17,587**	**6.4%**	17,101	6.1%
Available-for-sale	**105,364**	**38.5%**	107,874	38.2%
Held-to-maturity	**5,413**	**2.0%**	5,855	2.1%
Total debt securities	**128,849**	**47.1%**	131,370	46.6%
Investments in associates	**677**	**0.2%**	645	0.2%
Other investments:				
Short-term investments	**1,386**	**0.5%**	1,943	0.7%
Investments held by investment companies	**1,789**	**0.7%**	1,789	0.6%
Real estate held for investment	**11,797**	**4.3%**	12,541	4.4%
Mortgage loans	**9,278**	**3.4%**	10,251	3.6%
Policyholders' collateral and other loans	**12,630**	**4.6%**	14,906	5.3%
Other	**83**	**0.0%**	165	0.1%
Total other investments	**36,963**	**13.5%**	41,595	14.7%
Total investments	**273,799**	**100.0%**	282,155	100.0%

As of June 30, 2005 and December 31, 2004 the Group had USD 17,378 million and USD 15,687 million, respectively, of loaned securities outstanding. The restricted cash contains USD 4,397 million and USD 5,197 million of cash collateral received for loaned securities as of June 30, 2005 and December 31, 2004, respectively. The non-cash collateral received for loaned securities was USD 14,678 million and USD 12,543 million as of June 30, 2005 and December 31, 2004, respectively.

Table 4.3
Realized capital gains/(losses) and impairments on available-for-sale debt and equity securities
in USD millions, for the six months ended June 30

	Equity securities		Debt securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
Gross realized capital gains – available-for-sale	**275**	639	**362**	765	**637**	1,404
Gross realized capital losses – available-for-sale	**(154)**	(754)	**(81)**	(173)	**(235)**	(927)
Impairments – available-for-sale	**(23)**	(123)	**(7)**	(25)	**(30)**	(148)
Total	**98**	(238)	**274**	567	**372**	329

Table 4.4
Unrealized gains/(losses) on investments included in shareholders' equity
in USD millions, as of

	Total	
	06/30/05	12/31/04
Equity securities – available-for-sale	**703**	310
Debt securities – available-for-sale	**4,607**	3,635
Other	**(46)**	79
Less amount of net unrealized gains on investments attributable to:		
Life policyholder dividends and other policyholder liabilities	**(2,682)**	(2,234)
Life deferred acquisition costs	**(235)**	(176)
Deferred income taxes	**(657)**	(514)
Minority interests	**(36)**	(25)
Total	**1,654**	1,075

5. Changes in the scope of consolidation

During the six months ended June 30, 2005 and 2004, the Group completed divestments of several businesses and recognized post-completion adjustments.

Table 5.1
Net loss on divestments
in USD millions, for the six months ended June 30

	2005	2004
Consideration received	**83**	1,739
Less: net assets divested	**(99)**	(1,708)
Costs related to divestments	**3**	(45)
Net loss on divestments before tax	**(13)**	(14)
Tax effect	**–**	(4)
Net loss on divestments after tax	**(13)**	(18)
Net assets divested		
Cash and cash equivalents	**68**	180
Other assets	**196**	3,955
Insurance liabilities	**(39)**	(515)
Other liabilities	**(126)**	(1,912)
Net assets divested	**99**	1,708

The Group's most significant transactions affecting the scope of consolidation during the six months ended June 30, 2005 and 2004 were as described below.

Changes in 2005
The Group completed the sale of its equity stake in ZC Sterling Corporation to Trident III, L.P, the sale of 10% of the total issued share capital of South African Eagle Insurance Company Limited (SA Eagle), a majority-owned subsidiary, to Royal Bafokeng Finance (RBF), a company wholly-owned by the Royal Bafokeng Nation (RBN), South Africa, the sale of its interest in Zurich National Life Assurance Company Limited in Thailand to National Finance Public Company Limited and the acquisition of the life business portfolio of ING Insurance Argentina, realizing a net loss before taxes of USD 17 million. The Group also realized post-completion adjustments for divestments closed in 2004, realizing a net gain before taxes of USD 4 million.

On April 4, 2005, the Group announced the sale of Universal Underwriters Group to an investor group led by Hellman & Friedmann LLC. The assets and liabilities of Universal Underwriters Group have been classified as held for sale as of June 30, 2005 in accordance with IFRS 5 (see below). We, together with the purchaser, continue to work towards a number of pre-closing conditions which need to be satisfied prior to the closing of the transaction.

In the first six months 2005, the companies divested did not materially contribute to the Group's net income.

Assets and liabilities held for sale
As of January 1, 2005, the Group adopted IFRS 5 resulting in a change in accounting policy and a change in the balance sheet presentation for assets and liabilities held for sale. The following assets and liabilities of Universal Underwriters Group and other Group entities have been classified as held for sale as of June 30, 2005:

Table 5.2
Assets classified as held for sale
in USD millions, as of June 30, 2005

Total investments	**1,238**
of which cash and cash equivalents	***458***
Deferred policy acquisition costs	**464**
Reinsurers' share of reserves for insurance contracts	**230**
Other assets	**2,011**
Total	**3,943**

Table 5.3
Liabilities classified as held for sale
in USD millions, as of June 30, 2005

Reserves for insurance contracts	**2,557**
Other liabilities	**515**
Total	**3,072**

Net unrealized gains on investments in the Group's shareholders' equity relating to assets held for sale amounted to USD 16 million as of June 30, 2005.

Changes in 2004
During the first six months of 2004, the Group completed the sale of Zurich Insurance (Singapore) Pte. Ltd., the sale of Zürich Krankenversicherung AG (Deutschland), the sale of the Group's stake in Globale Krankenversicherungs-AG, the sale of the insurance portfolio of its subsidiary Zurich Life Philippines, Inc, the sale of McMillan Shakespeare Australia Pty Limited, and the sale of the general insurance (consumer and small commercial lines) and life insurance (consumer and commercial lines) operations in Belgium, recognizing a net loss before taxes of USD 15 million. The Group also recognized several post-completion adjustments for divestments completed during or prior to the first six months of 2004, realizing a net gain before taxes of USD 1 million.

In the first six months 2004, the companies and businesses divested contributed USD 8 million to the Group's net income.

6. Insurance benefits, losses and expenses

Table 6.1
Insurance benefits and losses
in USD millions, for the six months ended June 30

	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Losses and loss adjustment expenses	**13,330**	12,890	**(2,337)**	(2,004)	**10,993**	10,886
Life insurance death and other benefits	**6,046**	7,409	**(142)**	(137)	**5,904**	7,272
Decrease in future life policyholders' benefits	**(444)**	(1,736)	**(228)**	(128)	**(672)**	(1,864)
Total insurance benefits and losses	**18,932**	18,563	**(2,707)**	(2,269)	**16,225**	16,294
of which:						
Losses and loss adjustment expenses paid	**10,515**	10,425	**(1,752)**	(1,974)	**8,763**	8,451

Table 6.2
Other technical expenses
in USD millions, for the six months ended June 30

	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Policyholder dividends and participation in profits	**5,234**	2,399	**–**	1	**5,234**	2,400
Underwriting and policy acquisition costs	**3,899**	4,328	**(193)**	(619)	**3,706**	3,709

7. Income taxes

Table 7.1
Income tax expense – current/deferred split
in USD millions, for the six months ended June 30

	2005	2004
Current	**562**	538
Deferred	**626**	225
Total income tax expense	**1,188**	763

Table 7.2
Income tax expense – policyholders/shareholders split
in USD millions, for the six months ended June 30

	2005	2004
Income tax expense attributable to policyholders	**397**	33
Income tax expense attributable to shareholders	**791**	730
Total income tax expense	**1,188**	763

The Group is required to record taxes on policyholder earnings for life insurance policyholders in certain jurisdictions. Accordingly, the income tax expense or benefit attributable to these life insurance policyholder earnings is included in income tax expense. In certain jurisdictions an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue.

Table 7.3
Expected and actual income tax expense

in USD millions, for the six months ended June 30	2005	2004
Expected income tax expense	**983**	748
Increase/(reduction) in taxes resulting from:		
Lower taxed income	**(238)**	(138)
Non-deductible expenses	**52**	41
Non-utilizable tax losses	**140**	58
Additional tax expense attributable to life insurance policyholder earnings	**269**	22
Other	**(18)**	32
Actual income tax expense	**1,188**	763

The table above illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the weighted average statutory income tax rate.

The weighted average statutory income tax rate for the Group is 32.3% and 32.5% for the six months ended June 30, 2005 and 2004, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax rate in relation to the net income before income tax generated in the taxable territories in which the Group operates.

Table 7.4
Deferred income taxes

in USD millions, as of	06/30/05	12/31/04
Deferred tax assets		
Deferred tax assets, gross	**4,774**	4,701
Valuation allowance on deferred tax assets	**(595)**	(490)
Deferred tax assets, net	**4,179**	4,211
Deferred tax liabilities	**(6,224)**	(5,718)
Net deferred tax liabilities	**(2,045)**	(1,507)

The current income tax payable (net of income tax receivable) as of June 30, 2005 and December 31, 2004 was USD 925 million and USD 971 million, respectively.

As of June 30, 2005 and December 31, 2004, respectively, the Group had income tax loss carryforwards of USD 4,570 million and USD 4,835 million available (subject to various statutory restrictions) for use against future taxable income. Deferred tax assets for loss carryforwards of USD 2,802 million and USD 3,300 million were recognized as of June 30, 2005 and December 31, 2004, respectively. No deferred tax assets were recognized in respect of the remaining USD 1,768 million and USD 1,535 million as of June 30, 2005 and December 31, 2004, respectively. The majority of the income tax loss carryforwards expire after five years.

8. Deferred policy acquisition costs

Table 8
Deferred policy acquisition costs

in USD millions	General Insurance		Life Insurance		Other segments[1]		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
As of January 1 (opening balance)	**2,143**	1,916	**8,932**	7,858	**206**	303	**11,281**	10,077
Acquisition costs deferred and transfers	**1,624**	1,168	**664**	604	**3**	38	**2,291**	1,810
Amortization charged to income[2]	**(972)**	(951)	**(542)**	(508)	**(30)**	(72)	**(1,544)**	(1,531)
Divestments	**(15)**	(10)	**(12)**	(59)	**–**	–	**(27)**	(69)
Reclassifications to assets held for sale	**(464)**	–	**–**	–	**–**	–	**(464)**	–
Increase/(decrease) due to currency translation	**(114)**	(23)	**(678)**	24	**–**	1	**(792)**	2
As of June 30 (closing balance)	**2,202**	2,100	**8,364**	7,919	**179**	270	**10,745**	10,289

[1] Including eliminations of intersegment transactions.
[2] The portion of amortization being recorded directly to shareholders' equity for Life Insurance was USD (70) million and USD 50 million for the six months ended June 30, 2005 and 2004, respectively.

9. Reserves for insurance contracts

Table 9.1
Reserves for insurance contracts
in USD millions, as of

	06/30/05	12/31/04
Gross		
Reserves for losses and loss adjustment expenses	**57,026**	57,765
Reserves for unearned premiums	**14,473**	14,231
Future life policyholders' benefits	**73,771**	81,852
Policyholders' contract deposits and other funds	**21,877**	22,391
Reserves for unit-linked products	**52,660**	50,848
Reserves for insurance contracts	**219,807**	227,087
Ceded		
Reserves for losses and loss adjustment expenses	**(14,475)**	(14,278)
Reserves for unearned premiums	**(2,040)**	(2,097)
Future life policyholders' benefits	**(1,539)**	(1,169)
Policyholders' contract deposits and other funds	**(3,515)**	(3,594)
Reserves for unit-linked products	**–**	–
Reinsurers' share of reserves for insurance contracts	**(21,569)**	(21,138)
Net		
Reserves for losses and loss adjustment expenses	**42,551**	43,487
Reserves for unearned premiums	**12,433**	12,134
Future life policyholders' benefits	**72,232**	80,683
Policyholders' contract deposits and other funds	**18,362**	18,797
Reserves for unit-linked products	**52,660**	50,848
Reserves for insurance contracts	**198,238**	205,949

Table 9.2
Development of reserves for losses and loss adjustment expenses
in USD millions

	2005	2004
As of January 1 (opening balance)		
Gross reserves for losses and loss adjustment expenses	**57,765**	51,007
Reinsurers' share	**(14,278)**	(14,036)
Net reserves for losses and loss adjustment expenses	**43,487**	36,971
Losses and loss adjustment expenses incurred		
Current period	**10,896**	10,230
Prior years	**97**	656
Total	**10,993**	10,886
Losses and loss adjustment expenses paid		
Current period	**(2,500)**	(2,555)
Prior years	**(6,263)**	(5,896)
Total	**(8,763)**	(8,451)
Divestments of companies and businesses, including transfers to liabilities held for sale	**(1,083)**	(394)
Foreign currency translation effects	**(2,083)**	(517)
As of June 30 (closing balance)		
Net reserves for losses and loss adjustment expenses	**42,551**	38,495
Reinsurers' share	**14,475**	13,908
Gross reserves for losses and loss adjustment expenses	**57,026**	52,403

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the operating statements in the period in which estimates are changed.

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as at the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Deferred charges relating to retrospective reinsurance assumed totaling USD 156 million and USD 182 million as of June 30, 2005 and December 31, 2004, respectively, have been deducted from reserves for losses and loss adjustment expenses.

Table 9.3
Policyholders' contract deposits and other funds (gross of reinsurance)

in USD millions, as of	06/30/05	12/31/04
Policyholders' contract deposits and other funds		
Annuities	**1,818**	1,949
Universal life and other investment contracts	**10,739**	11,203
Policyholder dividends	**9,320**	9,239
Total	**21,877**	22,391

The Group, through its subsidiary Kemper Investors Life Insurance Company, has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits.The maximum additional potential liability after reinsurance recoveries that the Group would have under these policies at the balance sheet date as of June 30, 2005, would be USD 513 million (December 31, 2004: USD 451 million). The Group believes the realization of such liability is not likely.

Table 9.4
Equity component of discretionary participation features (DPF)

in USD millions,	2005	2004
As of January 1 (opening balance)	**1,568**	1,627
Change in net unrealized gains/(losses) on investments (excluding effect of initial application of "legal quote" legislation in Switzerland)	**30**	(146)
Initial application of the "legal quote" in Switzerland as of June 30, 2004	**–**	(226)
Change in current year period profit	**(3)**	(10)
As of June 30 (closing balance)	**1,595**	1,245

The Group sells certain insurance and investment contracts containing benefit features for which the amount and timing of declaration and payment are at the discretion of the management of the Group. These benefits may exceed contractual or regulatory minimum participation levels for such contracts, with the remainder allocated to the Group. The table above shows the change in the amount of funds surplus available to the Group after allocations to policyholder liabilities, and which have not yet been declared for bonus. As the investment funds underlying the DPF contracts fluctuate in value, and the bonus paid to policyholders may exceed the contractual or legal minimum, the ultimate DPF amount of this component of discretionary participation features accreting to the Group may differ in amount to that disclosed.

10. Debt

Table 10.1
Debt

in USD millions, as of		06/30/05	12/31/04
a) Debt related to capital markets and banking activities			
Zurich Capital Markets	Notes and loans payable, due within 2005	**2,323**	2,873
	Notes and loans payable, due 2006–2014	**744**	726
	Notes and loans payable, due after 2014	**–**	150
Dunbar Bank	Short-term borrowings	**20**	19
Centre Solutions (Bermuda) Ltd.	Various debt instruments	**77**	112
Debt related to capital markets and banking activities		**3,164**	3,880
b) Senior debt			
Zurich Finance (USA), Inc.	2.75% CHF bond, due July 2006	**390**	438
	3.5% CHF bond, due July 2008	**234**	263
	4.5% EUR bond, due September 2014	**1,197**	1,342
Kemper Corporation	Various debt instruments, due in 2009	**27**	27
Zurich Insurance Company	3.875% CHF bond, due July 2011	**780**	880
	Various borrowings and notes	**114**	99
Other	Various short- and medium-term debt instruments	**254**	306
Senior debt		**2,996**	3,355
c) Subordinated debt			
Zurich Capital Trust I	8.376% USD Capital Securities, due June 2037	**1,000**	1,000
Zurich Finance (UK) p.l.c.	6.625% GBP bond, undated notes	**793**	848
Zurich Finance (USA), Inc.	5.75% EUR bond, due October 2023	**596**	668
	4.50% EUR bond, due June 2025	**608**	–
Subordinated debt		**2,997**	2,516
Total senior and subordinated debt		**5,993**	5,871
Total debt		**9,157**	9,751

On June 15, 2005, Zurich Finance (USA), Inc. issued a 4.5% EUR 500 million bond under the Group's Euro Medium Term Note Programme (EMTN Programme), guaranteed by Zurich Insurance Company on a subordinated basis. The bond is due in 2025 and is callable from June 15, 2015. The coupon is fixed until June 15, 2015, and will then become floating at the three month Euribor plus a spread of 2.2%. In line with the Group's policy of managing its interest rate risk and foreign currency exposure, cross-currency interest rate swaps have been used for fair value hedging of this debt until the first call date. After taking into account the cross-currency interest rate swaps, this issuance has become a floating rate US dollar obligation, with a variable rate coupon being reset every six months.

The size of the Group's EMTN Programme, which allows for the potential issuance of senior and subordinated notes, was increased on March 10, 2005 from a maximum of USD 4 billion to a maximum of USD 6 billion. Issuing entities under the EMTN Programme include Zurich Finance (USA), Inc. and Zurich Finance (UK) p.l.c.

Table 10.2
Maturity schedule of outstanding debt
in USD millions

	2005
2005 (six months)	**2,468**
2006	**563**
2007	**620**
2008	**273**
2009	**120**
after 2009	**5,113**
Total	**9,157**

Table 10.3
Interest expense on debt
in USD millions, for the six months ended June 30

	2005	2004
Debt related to capital markets and banking activities	**54**	37
Senior debt	**71**	45
Subordinated debt	**98**	84
Total	**223**	166

11. Segment information

Table 11.1

Operating statements by business segment for the six months ended June 30

in USD millions, for the six months ended June 30

	General Insurance		Life Insurance	
	2005	2004	**2005**	2004
Revenues				
Direct written premiums and policy fees	**17,963**	17,918	**5,413**	5,440
Assumed written premiums	**672**	548	**47**	32
Gross written premiums and policy fees	**18,635**	18,466	**5,460**	5,472
Less premiums ceded to reinsurers	**(2,917)**	(3,527)	**(323)**	(286)
Net written premiums and policy fees	**15,718**	14,939	**5,137**	5,186
Net change in reserves for unearned premiums	**(1,813)**	(1,860)	**6**	(5)
Net earned premiums and policy fees	**13,905**	13,079	**5,143**	5,181
Farmers management fees	**–**	–	**–**	–
Net investment income	**1,330**	1,082	**3,362**	3,095
Net capital gains on investments and impairments	**117**	95	**3,811**	1,095
Net gain/(loss) on divestments of businesses	**(20)**	(46)	**(9)**	41
Other income	**170**	232	**396**	408
Total revenues	**15,502**	14,442	**12,703**	9,820
Intersegment transactions	**(490)**	(259)	**(71)**	(87)
Benefits, losses and expenses				
Losses and loss adjustment expenses, net of reinsurance	**10,186**	9,556	**39**	44
Life insurance death and other benefits, net of reinsurance	**49**	52	**5,438**	6,860
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	**3**	6	**(870)**	(1,780)
Insurance benefits and losses, net of reinsurance	**10,238**	9,614	**4,607**	5,124
Policyholder dividends and participation in profits, net of reinsurance	**4**	3	**5,115**	2,077
Underwriting and policy acquisition costs, net of reinsurance	**2,235**	1,962	**868**	949
Administrative and other operating expenses	**1,311**	1,358	**664**	637
Amortization and impairments of intangible assets	**46**	55	**51**	86
Interest expense on debt	**117**	90	**16**	18
Interest credited to policyholders and other interest	**83**	80	**361**	359
Total benefits, losses and expenses	**14,034**	13,162	**11,682**	9,250
Net income/(loss) before income taxes	**1,468**	1,280	**1,021**	570

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
–	–	192	276	–	–	8	19	23,576	23,653
–	–	1,718	2,245	72	66	(131)	(188)	2,378	2,703
–	–	1,910	2,521	72	66	(123)	(169)	25,954	26,356
–	–	(349)	(221)	(69)	(66)	123	169	(3,535)	(3,931)
–	–	1,561	2,300	3	–	–	–	22,419	22,425
–	–	75	46	3	6	–	–	(1,729)	(1,813)
–	–	1,636	2,346	6	6	–	–	20,690	20,612
1,020	980	–	–	–	–	–	–	1,020	980
72	56	449	342	336	322	(479)	(494)	5,070	4,403
–	1	403	376	78	88	–	–	4,409	1,655
–	–	7	(7)	9	(2)	–	–	(13)	(14)
–	12	130	156	358	196	(375)	(229)	679	775
1,092	1,049	2,625	3,213	787	610	(854)	(723)	31,855	28,411
(1)	(4)	91	(128)	(383)	(245)	854	723	–	–
–	–	771	1,287	4	9	(7)	(10)	10,993	10,886
–	–	400	361	7	3	10	(4)	5,904	7,272
–	–	134	(44)	69	(47)	(8)	1	(672)	(1,864)
–	–	1,305	1,604	80	(35)	(5)	(13)	16,225	16,294
–	–	115	320	–	–	–	–	5,234	2,400
–	–	612	796	(9)	2	–	–	3,706	3,709
460	436	163	294	522	360	(357)	(207)	2,763	2,878
23	46	2	3	3	4	–	–	125	194
–	–	83	75	471	403	(464)	(420)	223	166
–	–	117	89	3	24	(28)	(83)	536	469
483	482	2,397	3,181	1,070	758	(854)	(723)	28,812	26,110
609	567	228	32	(283)	(148)	–	–	3,043	2,301

Income tax expense attributable to policyholders	(397)	(33)
Income tax expense attributable to shareholders	(791)	(730)
Net income	1,855	1,538
Net income attributable to minority interests	(56)	(54)
Net income attributable to shareholders	1,799	1,484

Table 11.2

Assets and liabilities by business segment

in USD millions, as of

	General Insurance		Life Insurance	
	06/30/05	12/31/04	**06/30/05**	12/31/04
Assets				
Total investments	**72,102**	71,627	**171,855**	179,953
Reinsurers' share of reserves for insurance contracts	**14,240**	14,753	**1,733**	1,361
Deposits made under assumed reinsurance contracts	**164**	190	**10**	24
Deferred policy acquisition costs	**2,202**	2,143	**8,364**	8,932
Deferred origination costs	**–**	–	**691**	736
Goodwill	**152**	164	**463**	514
Other related intangible assets[1]	**–**	–	**769**	860
Other assets	**14,442**	14,286	**10,169**	11,344
Total assets after consolidation of investments in subsidiaries	**103,302**	103,163	**194,054**	203,724
Liabilities				
Liabilities for investment contracts	**–**	–	**37,658**	40,288
Reserves for losses and loss adjustment expenses	**50,830**	52,162	**124**	116
Reserves for unearned premiums	**13,583**	13,293	**121**	146
Future life policyholders' benefits	**78**	174	**71,127**	79,234
Policyholders' contract deposits and other funds	**845**	1,038	**14,043**	14,232
Reserves for unit-linked products	**–**	–	**36,645**	34,875
Reserves for insurance contracts	**65,336**	66,667	**122,060**	128,603
Debt related to capital markets and banking activities	**–**	–	**–**	–
Senior debt	**8,087**	8,680	**520**	679
Subordinated debt	**–**	–	**–**	–
Other liabilities	**18,893**	18,521	**22,780**	23,459
Total liabilities	**92,316**	93,868	**183,018**	193,029

[1] Other related intangible assets consists of present value of profits of acquired insurance contracts and attorney-in-fact relationship.

Reserves for insurance contracts, net				
Reserves for losses and loss adjustment expenses	**38,437**	39,344	**103**	95
Reserves for unearned premiums	**11,568**	11,166	**117**	143
Future life policyholders' benefits	**78**	174	**69,443**	77,919
Policyholders' contract deposits and other funds	**832**	1,011	**14,019**	14,211
Reserves for unit-linked products	**–**	–	**36,645**	34,875
Total reserves for insurance contracts	**50,915**	51,695	**120,327**	127,243

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
06/30/05	12/31/04	06/30/05	12/31/04	06/30/05	12/31/04	06/30/05	12/31/04	06/30/05	12/31/04
3,707	3,037	**35,978**	36,711	**17,553**	17,095	**(27,396)**	(26,268)	**273,799**	282,155
201	199	**6,791**	6,368	**75**	84	**(1,653)**	(1,846)	**21,387**	20,919
–	–	**2,545**	3,122	**7**	7	**(59)**	(61)	**2,667**	3,282
–	–	**179**	206	**–**	–	**–**	–	**10,745**	11,281
–	–	**–**	–	**–**	–	**–**	–	**691**	736
–	–	**5**	60	**5**	6	**–**	–	**625**	744
1,024	1,024	**–**	–	**–**	–	**–**	–	**1,793**	1,884
1,043	950	**3,287**	3,933	**2,036**	1,566	**(2,252)**	(2,194)	**28,725**	29,885
5,975	5,210	**48,785**	50,400	**19,676**	18,758	**(31,360)**	(30,369)	**340,432**	350,886
–	–	**–**	–	**–**	–	**(245)**	(242)	**37,413**	40,046
–	–	**6,767**	6,350	**148**	158	**(843)**	(1,021)	**57,026**	57,765
–	–	**812**	880	**46**	48	**(89)**	(136)	**14,473**	14,231
–	–	**2,813**	2,642	**455**	470	**(702)**	(668)	**73,771**	81,852
–	–	**7,058**	7,197	**–**	–	**(69)**	(76)	**21,877**	22,391
–	–	**16,015**	15,973	**–**	–	**–**	–	**52,660**	50,848
–	–	**33,465**	33,042	**649**	676	**(1,703)**	(1,901)	**219,807**	227,087
–	–	**4,253**	5,009	**–**	–	**(1,089)**	(1,129)	**3,164**	3,880
–	–	**1,111**	1,247	**18,231**	16,655	**(24,953)**	(23,906)	**2,996**	3,355
–	–	**–**	–	**4,348**	3,749	**(1,351)**	(1,233)	**2,997**	2,516
1,769	1,367	**7,729**	9,058	**2,182**	2,045	**(2,019)**	(1,958)	**51,334**	52,492
1,769	1,367	**46,558**	48,356	**25,410**	23,125	**(31,360)**	(30,369)	**317,711**	329,376

Equity		
Common stockholders' equity	**20,838**	19,574
Preferred securities	**1,096**	1,096
Shareholders' equity	**21,934**	20,670
Minority interests	**787**	840
Total equity	**22,721**	21,510
Total liabilities and equity	**340,432**	350,886

–	–	**3,903**	3,938	**114**	113	**(6)**	(3)	**42,551**	43,487
–	–	**745**	817	**5**	9	**(2)**	(1)	**12,433**	12,134
(201)	(199)	**2,447**	2,313	**455**	471	**10**	5	**72,232**	80,683
–	–	**3,563**	3,631	**–**	–	**(52)**	(56)	**18,362**	18,797
–	–	**16,015**	15,973	**–**	–	**–**	–	**52,660**	50,848
(201)	(199)	**26,673**	26,672	**574**	593	**(50)**	(55)	**198,238**	205,949

Table 11.3
Premiums, revenues and assets by geographical segment
in USD millions

	Gross written premiums and policy fees for the six months ended June 30		Revenues for the six months ended June 30		Assets as of	
	2005	2004	**2005**	2004	**06/30/05**	12/31/04
North America	**9,500**	9,993	**8,675**	8,513	**66,756**	64,167
Europe	**14,488**	14,219	**20,025**	16,541	**225,062**	236,084
International Businesses	**1,722**	1,772	**1,558**	1,629	**11,713**	11,683
Centrally Managed Businesses	**920**	1,101	**2,175**	2,141	**57,856**	57,674
Eliminations	**(676)**	(729)	**(578)**	(413)	**(20,955)**	(18,722)
Total	**25,954**	26,356	**31,855**	28,411	**340,432**	350,886

Review report of the Group auditors

To the Board of Directors of Zurich Financial Services, Zurich

We have reviewed the half year consolidated financial information (operating statement, balance sheet, statement of cash flows, statement of shareholders' equity and notes on pages 1 to 22 of Zurich Financial Services for the six months ended June 30, 2005.

The financial information is the responsibility of the Board of Directors. Our responsibility is to issue a report on the half year consolidated financial information based on our review.

Our review was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Review Engagements (ISREs), which require that a review be planned and performed to obtain moderate assurance about whether the half year consolidated financial information is free from material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated financial information has not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers AG

R Marshall M Humphreys

Zurich, August 17, 2005

Embedded value results – Life Insurance (unaudited)

in USD millions, for the six months ended June 30	USA 2005	USA 2004
Gross new business premiums including deposits	**95**	125
of which:		
Annual premiums	**49**	47
Single premiums	**46**	78
Gross new business annual premiums equivalent (APE)	**54**	55
Embedded value information:		
Opening embedded value	**2,402**	2,555
Operating profit expected from in-force business and net assets, after tax	**76**	88
New business profit, after tax	**26**	31
Operating variance, after tax	**66**	1
Total operating profit, after tax	**168**	120
Economic variance	**(8)**	(31)
Embedded value profit/(loss), after tax	**160**	89
Dividends and capital movements	**(502)**	(361)
Closing embedded value before foreign currency translation effects	**2,060**	2,283
Foreign currency translation effects	**–**	–
Closing embedded value after foreign currency translation effects	**2,060**	2,283
of which:		
Shareholders' net assets	**669**	1,014
Value of business in-force	**1,391**	1,269
After-tax operating return before foreign currency translation effects	**8.9%**	5.5%
After-tax operating return before foreign currency translation effects – annualized	**14.3%**	10.9%
After-tax return on opening embedded value before foreign currency translation effects	**8.4%**	4.1%
After-tax return on opening embedded value before foreign currency translation effects – annualized	**13.8%**	9.5%
Expected return – annualized	**8.0%**	8.0%
New business profit margin (as % of APE)	**48.5%**	56.9%
Embedded value economic assumptions:		
Discount rate	**7.8%**	8.5%
Investment returns before tax:		
Fixed interest	**5.0%**	5.5%
Equities	**7.8%**	8.5%
Property	**–**	–
Expense inflation	**2.0%**	2.8%
Attributed tax rate	**35.0%**	35.0%

Europe								International Businesses		Total	
United Kingdom		Germany		Switzerland		Rest of Europe					
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
2,698	2,736	**365**	448	**174**	259	**1,139**	644	**567**	577	**5,038**	4,789
228	205	**240**	254	**37**	45	**79**	63	**47**	44	**680**	658
2,470	2,531	**125**	194	**137**	214	**1,060**	581	**520**	533	**4,358**	4,131
475	458	**252**	274	**51**	67	**185**	120	**99**	97	**1,116**	1,071
6,146	4,270	**1,182**	830	**1,026**	433	**1,139**	1,585	**862**	739	**12,757**	10,412
228	213	**43**	33	**38**	16	**40**	47	**40**	36	**465**	433
20	31	**40**	23	**6**	6	**23**	14	**7**	(1)	**122**	104
(165)	(18)	**(5)**	15	**129**	(29)	**48**	48	**9**	(1)	**82**	16
83	226	**78**	71	**173**	(7)	**111**	109	**56**	34	**669**	553
36	(46)	**(158)**	(77)	**52**	45	**18**	(4)	**(9)**	(22)	**(69)**	(135)
119	180	**(80)**	(6)	**225**	38	**129**	105	**47**	12	**600**	418
(24)	1,046	**61**	61	**(4)**	216	**–**	(578)	**11**	3	**(458)**	387
6,241	5,496	**1,163**	885	**1,247**	687	**1,268**	1,112	**920**	754	**12,899**	11,217
(414)	104	**(125)**	(28)	**(137)**	(6)	**(135)**	(37)	**(20)**	(35)	**(831)**	(2)
5,827	5,600	**1,038**	857	**1,110**	681	**1,133**	1,075	**900**	719	**12,068**	11,215
3,888	3,406	**637**	509	**633**	139	**488**	466	**650**	472	**6,965**	6,006
1,939	2,194	**401**	348	**477**	542	**645**	609	**250**	247	**5,103**	5,209
1.4%	4.3%	**6.6%**	9.0%	**16.9%**	(1.6%)	**9.8%**	9.1%	**6.5%**	4.6%	**5.5%**	5.2%
5.5%	8.9%	**13.6%**	16.0%	**21.3%**	3.5%	**15.4%**	14.2%	**12.0%**	9.4%	**10.4%**	10.2%
2.0%	3.4%	**(6.8%)**	(0.8%)	**21.9%**	8.7%	**11.4%**	8.8%	**5.5%**	1.6%	**5.0%**	3.9%
6.1%	8.0%	**0.2%**	6.3%	**26.3%**	13.7%	**17.0%**	14.0%	**11.0%**	6.4%	**9.8%**	9.0%
7.6%	8.1%	**7.3%**	8.0%	**7.5%**	7.5%	**7.1%**	7.9%	**9.4%**	9.8%	**7.7%**	8.1%
4.2%	6.7%	**15.7%**	8.5%	**12.1%**	8.5%	**12.6%**	12.2%	**6.7%**	(1.0%)	**10.9%**	9.7%
7.3%	8.3%	**7.0%**	8.0%	**7.5%**	7.5%	**6.8%**	7.8%	**9.0%**	9.9%	**7.5%**	8.3%
4.2%	5.2%	**3.3%**	4.5%	**3.1%**	3.5%	**3.3%**	4.6%	**5.2%**	5.8%	**3.7%**	4.6%
6.8%	7.8%	**6.8%**	8.0%	**7.0%**	7.0%	**6.6%**	7.4%	**8.7%**	9.2%	**6.8%**	7.8%
6.5%	7.3%	**4.1%**	5.0%	**4.5%**	4.8%	**5.1%**	5.7%	**7.5%**	8.5%	**4.6%**	5.1%
3.0%	3.0%	**1.7%**	1.6%	**1.0%**	1.0%	**2.9%**	3.4%	**3.0%**	2.6%	**2.4%**	2.5%
30.0%	30.0%	**39.9%**	43.6%	**22.0%**	25.0%	**25.5%**	27.3%	**28.8%**	26.7%	**30.3%**	31.2%

Life Insurance – Rest of Europe by country (unaudited)

in USD millions, for the six months ended June 30
Gross new business premiums including deposits
of which:
Annual premiums
Single premiums
Gross new business annual premiums equivalent (APE)
New business profit, after tax
Total operating profit, after tax
After-tax operating return before foreign currency translation effects
After-tax operating return before foreign currency translation effects – annualized
Expected return – annualized
New business profit margin (as % of APE)

Embedded value notes: The above information should be read in conjunction with additional notes on the following page.

External Review: Deloitte & Touche LLP ("Deloitte"), our consulting actuaries, have considered any changes in methodology and assumptions applied by Zurich Financial Services Group ("the Group") and considered the Group's analysis of the changes in embedded value since December 31, 2004 for the main life companies of the Group in the USA, United Kingdom, Switzerland, Germany, Ireland, Italy and Spain. Deloitte have reported to the Group that, based on this limited review, they consider that the methodology remains appropriate, that the Group's assumptions are together reasonable and that the embedded value results for these main life companies as of June 30, 2005 have been compiled in a manner consistent with the results previously reported as of December 31, 2004. For the purpose of this report, Deloitte have performed certain checks on data provided by the Group, but have not verified and have relied on the underlying data.

	Italy		Spain		Ireland		Other European Countries		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	348	269	**515**	122	**240**	224	**36**	29	**1,139**	644
	9	8	**6**	5	**53**	42	**11**	8	**79**	63
	339	261	**509**	117	**187**	182	**25**	21	**1,060**	581
	43	34	**57**	17	**72**	61	**13**	8	**185**	120
	7	6	**7**	2	**7**	5	**2**	1	**23**	14
	27	13	**30**	22	**35**	34	**19**	40	**111**	109
	7.5%	4.7%	**15.6%**	7.3%	**8.5%**	10.2%	**11.2%**	14.2%	**9.8%**	9.1%
	13.2%	10.8%	**23.2%**	12.1%	**13.6%**	15.6%	**15.6%**	18.5%	**15.4%**	14.2%
	7.3%	8.0%	**7.3%**	8.0%	**6.8%**	7.5%	**7.3%**	8.0%	**7.1%**	7.9%
	16.8%	17.3%	**13.0%**	15.0%	**10.2%**	9.1%	**10.6%**	8.1%	**12.6%**	12.2%

Additional notes to the embedded value results

1. To improve transparency and to reflect management responsibilities, the presentation of the embedded value results has been enhanced. In particular, additional information on the countries within Europe has been disclosed. The results of the United Kingdom include the Isle of Man.
2. The after-tax operating return and after-tax return on opening embedded value have been calculated reflecting the incidence of current year capital movements in and out of embedded value.
3. For the calculation of the annualized returns it is assumed that the embedded value return in the second half of the year is equal to the expected rate plus the expected value of new business in the second half year (which is assumed to be equal to the new business value in the first half year).
4. The Life Insurance segment includes non-insurance subsidiary companies. Where appropriate, we have included the value of these companies in accordance with our embedded value methodology. For those companies for which no embedded value has been calculated, these have been included at their shareholders' equity value, as calculated in accordance with IFRS, which represents approximately 3% of the total published embedded value.
5. For both 2004 and 2005, the new business profit and new business premium information are shown gross of any minority holdings although the embedded value is shown net of minority holdings. The minorities share of new business profit is eliminated through "Operating variance, after tax". The minorities share of new business profit mostly relates to our subsidiary Deutscher Herold Lebensversicherung AG. For the total Life Insurance segment, the new business profit and APE net of minority holdings for the six months ended June 30, 2005, are USD 114 million and USD 1,067 million, respectively.
6. Effective January 1, 2005, in the USA there was a transfer of capital of USD 512 million from Life to Farmers Management Services, including USD 490 million of surplus notes. The embedded value operating profit includes a net benefit of USD 58 million due to the reduction in cost of capital associated with the transfer of these surplus notes.
7. The UK new business profit, after tax, decreased for the six months ended June 30, 2005, compared to last year because it was adversely affected by the transitional measures for the repositioning of the Group's UK life business. These transitional measures reduced the new business profit for the six months ended June 30, 2005, by USD 25 million, which corresponds to an effect of 5.3 percentage points on the UK new business profit margin, and 2.2 percentage points on the total new business profit margin.
8. In April 2004, the Group changed the organizational structure of its business units in line with its strategy. As a result, certain life insurance operations have been reclassified to the Other Businesses reporting segment. One of these, Kemper Investors Life Insurance Company ("KILICO"), has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The Group has recorded provisions for these embedded guarantee features in accordance with its accounting policies set out in the 2004 Annual Report. The embedded value related to KILICO as of January 1, 2004 was USD 357 million. The Group has not determined embedded value results for this company since its reclassification into Other Businesses.

Embedded value methodology

The embedded value represents the shareholders' interest, excluding any value from future new business, in the entities included in the Life Insurance segment in per the IFRS financial statements. It is the total of the shareholders' interest in the net assets of these life insurance entities and the present value of the projected releases to shareholders arising from the business in-force, less a charge for the cost of capital supporting the solvency requirements of the business. The discount rate used to value the in-force business in each country reflects long term government bond rates at the valuation date plus a risk margin. The assumptions for mortality, persistency and expenses reflect recent and expected experience.

All changes in assumptions not classified as "economic" are included in "Operating variance".

Gross new business annual premium equivalent (APE) is calculated as new annual premiums plus 10% of single premiums.

Embedded value profit is the change in the embedded value during the period, after adjustment for any dividends and capital movements. The profit is calculated on an after-tax basis.

Embedded value profit consists of the following components, the first two of which in aggregate are referred to as operating profit, after tax:

- new business profit, after tax, which represents the value added by new business written during the period, including allowance for the cost of holding solvency capital, and is valued at the point of sale using applicable discount rates;
- the operating profit after tax from existing business, which is equal to:
  - the profit expected from the in-force business and net assets, after tax, including allowance for the cost of holding solvency capital,
  - the experience variances caused by the differences between the actual experience during the period and the expected experience assumed in the prior year embedded value, and
  - the impact of changes in assumptions of future operating experience;
- the economic variance, which is equal to:
  - the investment variance caused by differences between the actual and the expected experience over the reporting period, and
  - the change in future economic assumptions, such as changes in discount rates and future investment rates which includes, where appropriate, changes in legislation.

The calculation of embedded values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond the Group's control. Although the assumptions used represent estimates which the Group and Deloitte believe are together reasonable, actual future experience may vary from that assumed in the calculation of the embedded value results, and such variation may be material. Deviations from assumed experience are normal and are to be expected. The embedded value results have been prepared using generally accepted actuarial methods using deterministic projections that do not allow for all of the cost of options and guarantees on a market consistent basis.

File No. 82-5089

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2005 and 2004 and the financial position as of June 30, 2005 and as of December 31, 2004. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior year amounts have also been reclassified to conform to the 2005 presentation. Interim results are not indicative of full-year results.

Consolidated operating statements

in USD millions, for the six months ended June 30	2005	2004	Change
Gross written premiums and policy fees	**25'954**	26'356	(2%)
Net investment result	**9'479**	6'058	56%
Business operating profit	**2'305**	1'978	17%
Net income attributable to shareholders	**1'799**	1'484	21%

Consolidated balance sheets

in USD millions, as of	6/30/2005	12/31/2004	Change
Total investments	**273'799**	282'155	(3%)
Reserves for insurance contracts	**219'807**	227'087	(3%)
Reserves for insurance contracts and liabilities related to investment contracts	**257'220**	267'133	(4%)
Senior and subordinated debt	**5'993**	5'871	2%
Shareholders' equity	**21'934**	20'670	6%

General Insurance key performance indicators

for the six months ended June 30	2005	2004	Change
Business operating profit (in USD millions)	**1'384**	1'260	10%
Combined ratio	**96.9%**	96.6%	(0.3 pts)

Life Insurance key performance indicators

for the six months ended June 30	2005	2004	Change
Business operating profit (in USD millions)	**536**	440	22%
New business profit margin (as % of APE)	**10.9%**	9.7%	1.2 pts

Return on common stockholders' equity (ROE)[1]

returns for the periods ended	6/30/2005	06/30/2004	12/31/04
Return on common stockholders' equity (ROE)	**18.4%**	18.5%	13.4%
Business operating profit (after tax) return on common stockholders' equity	**16.5%**	16.7%	12.5%

Per share data

for the six months ended June 30	2005	2004	Change
Diluted earnings per share (in CHF)	**14.77**	12.84	15%

[1] Returns for the periods ended June 30, 2005 and 2004 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

File No. 82-5089

Zurich Financial Services Group

Half Year Results Reporting 2005
Financial Supplement (unaudited)[1]

Table of Contents

Information for the six months ended June 30 – year-to-date

[1] Certain 2004 amounts have been restated for new and revised accounting standards as discussed in the half-year consolidated financial statements and in this Financial Supplement. Certain reclassifications have also been made to 2004 amounts to conform to the current presentation. Interim results are not indicative of full-year results.

Financial highlights (unaudited)

Operating statements by business segment for the six months ended June 30 (unaudited) in USD millions, for the six months ended June 30	**General Insurance** 2005	2004	**Life Insurance** 2005	2004	**Farmers Management Services** 2005	2004	**Other Businesses** 2005	2004	**Corporate Functions** 2005	2004	**Eliminations** 2005	2004	**Total** 2005	2004
Revenues														
Direct written premiums and policy fees	**17,963**	17,918	**5,413**	5,440	**–**	–	**192**	276	**–**	–	**8**	19	**23,576**	23,653
Assumed written premiums	**672**	548	**47**	32	**–**	–	**1,718**	2,245	**72**	66	**(131)**	(188)	**2,378**	2,703
Gross written premiums and policy fees	**18,635**	18,466	**5,460**	5,472	**–**	–	**1,910**	2,521	**72**	66	**(123)**	(169)	**25,954**	26,356
Less premiums ceded to reinsurers	**(2,917)**	(3,527)	**(323)**	(286)	**–**	–	**(349)**	(221)	**(69)**	(66)	**123**	169	**(3,535)**	(3,931)
Net written premiums and policy fees	**15,718**	14,939	**5,137**	5,186	**–**	–	**1,561**	2,300	**3**	–	**–**	–	**22,419**	22,425
Net change in reserves for unearned premiums	**(1,813)**	(1,860)	**6**	(5)	**–**	–	**75**	46	**3**	6	**–**	–	**(1,729)**	(1,813)
Net earned premiums and policy fees	**13,905**	13,079	**5,143**	5,181	**–**	–	**1,636**	2,346	**6**	6	**–**	–	**20,690**	20,612
Farmers management fees	**–**	–	**–**	–	**1,020**	980	**–**	–	**–**	–	**–**	–	**1,020**	980
Net investment income	**1,330**	1,082	**3,362**	3,095	**72**	56	**449**	342	**336**	322	**(479)**	(494)	**5,070**	4,403
Net capital gains on investments and impairments	**117**	95	**3,811**	1,095	**–**	1	**403**	376	**78**	88	**–**	–	**4,409**	1,655
Net loss on divestments of businesses	**(20)**	(46)	**(9)**	41	**–**	–	**7**	(7)	**9**	(2)	**–**	–	**(13)**	(14)
Other income	**170**	232	**396**	408	**–**	12	**130**	156	**358**	196	**(375)**	(229)	**679**	775
Total revenues	**15,502**	14,442	**12,703**	9,820	**1,092**	1,049	**2,625**	3,213	**787**	610	**(854)**	(723)	**31,855**	28,411
Intersegment transactions	**(490)**	(259)	**(71)**	(87)	**(1)**	(4)	**91**	(128)	**(383)**	(245)	**854**	723	**–**	–
Benefits, losses and expenses														
Losses and loss adjustment expenses, net of reinsurance	**10,186**	9,556	**39**	44	**–**	–	**771**	1,287	**4**	9	**(7)**	(10)	**10,993**	10,886
Life insurance death and other benefits, net of reinsurance	**49**	52	**5,438**	6,860	**–**	–	**400**	361	**7**	3	**10**	(4)	**5,904**	7,272
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	**3**	6	**(870)**	(1,780)	**–**	–	**134**	(44)	**69**	(47)	**(8)**	1	**(672)**	(1,864)
Insurance benefits and losses, net of reinsurance	**10,238**	9,614	**4,607**	5,124	**–**	–	**1,305**	1,604	**80**	(35)	**(5)**	(13)	**16,225**	16,294
Policyholder dividends and participation in profits, net of reinsurance	**4**	3	**5,115**	2,077	**–**	–	**115**	320	**–**	–	**–**	–	**5,234**	2,400
Underwriting and policy acquisition costs, net of reinsurance	**2,235**	1,962	**868**	949	**–**	–	**612**	796	**(9)**	2	**–**	–	**3,706**	3,709
Administrative and other operating expenses	**1,311**	1,358	**664**	637	**460**	436	**163**	294	**522**	360	**(357)**	(207)	**2,763**	2,878
Amortization and impairments of intangible assets	**46**	55	**51**	86	**23**	46	**2**	3	**3**	4	**–**	–	**125**	194
Interest expense on debt	**117**	90	**16**	18	**–**	–	**83**	75	**471**	403	**(464)**	(420)	**223**	166
Interest credited to policyholders and other interest	**83**	80	**361**	359	**–**	–	**117**	89	**3**	24	**(28)**	(83)	**536**	469
Total benefits, losses and expenses	**14,034**	13,162	**11,682**	9,250	**483**	482	**2,397**	3,181	**1,070**	758	**(854)**	(723)	**28,812**	26,110
Net income/(loss) before income taxes	**1,468**	1,280	**1,021**	570	**609**	567	**228**	32	**(283)**	(148)	**–**	–	**3,043**	2,301

	2005	2004
Income tax expense attributable to policyholders	**(397)**	(33)
Income tax expense attributable to shareholders	**(791)**	(730)
Net income	**1,855**	1,538
Net income attributable to minority interests	**(56)**	(54)
Net income attributable to shareholders	**1,799**	1,484

	General Insurance 2005	2004	Life Insurance 2005	2004	Farmers Management Services 2005	2004	Other Businesses 2005	2004	Corporate Functions 2005	2004	Eliminations 2005	2004	Total 2005	2004
Business operating profit	**1,384**	1,260	**536**	440	**609**	556	**158**	35	**(382)**	(313)	**–**	–	**2,305**	1,978

Financial highlights (unaudited)

Assets and liabilities by business segment (unaudited)	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
in USD millions, as of	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04
Assets														
Total investments	**72,102**	71,627	**171,855**	179,953	**3,707**	3,037	**35,978**	36,711	**17,553**	17,095	**(27,396)**	(26,268)	**273,799**	282,155
Reinsurers' share of reserves for insurance contracts	**14,240**	14,753	**1,733**	1,361	**201**	199	**6,791**	6,368	**75**	84	**(1,653)**	(1,846)	**21,387**	20,919
Deposits made under assumed reinsurance contracts	**164**	190	**10**	24	**–**	–	**2,545**	3,122	**7**	7	**(59)**	(61)	**2,667**	3,282
Deferred policy acquisition costs	**2,202**	2,143	**8,364**	8,932	**–**	–	**179**	206	**–**	–	**–**	–	**10,745**	11,281
Deferred origination costs	**–**	–	**691**	736	**–**	–	**–**	–	**–**	–	**–**	–	**691**	736
Goodwill	**152**	164	**463**	514	**–**	–	**5**	60	**5**	6	**–**	–	**625**	744
Other related intangible assets[1]	**–**	–	**769**	860	**1,024**	1,024	**–**	–	**–**	–	**–**	–	**1,793**	1,884
Other assets	**14,442**	14,286	**10,169**	11,344	**1,043**	950	**3,287**	3,933	**2,036**	1,566	**(2,252)**	(2,194)	**28,725**	29,885
Total assets after consolidation of investments in subsidiaries	**103,302**	103,163	**194,054**	203,724	**5,975**	5,210	**48,785**	50,400	**19,676**	18,758	**(31,360)**	(30,369)	**340,432**	350,886
Liabilities														
Liabilities for investment contracts	**–**	–	**37,658**	40,288	**–**	–	**–**	–	**–**	–	**(245)**	(242)	**37,413**	40,046
Reserves for losses and loss adjustment expenses	**50,830**	52,162	**124**	116	**–**	–	**6,767**	6,350	**148**	158	**(843)**	(1,021)	**57,026**	57,765
Reserves for unearned premiums	**13,583**	13,293	**121**	146	**–**	–	**812**	880	**46**	48	**(89)**	(136)	**14,473**	14,231
Future life policyholders' benefits	**78**	174	**71,127**	79,234	**–**	–	**2,813**	2,642	**455**	470	**(702)**	(668)	**73,771**	81,852
Policyholders' contract deposits and other funds	**845**	1,038	**14,043**	14,232	**–**	–	**7,058**	7,197	**–**	–	**(69)**	(76)	**21,877**	22,391
Reserves for unit-linked products	**–**	–	**36,645**	34,875	**–**	–	**16,015**	15,973	**–**	–	**–**	–	**52,660**	50,848
Reserves for insurance contracts	**65,336**	66,667	**122,060**	128,603	**–**	–	**33,465**	33,042	**649**	676	**(1,703)**	(1,901)	**219,807**	227,087
Debt related to capital markets and banking activities	**–**	–	**–**	–	**–**	–	**4,253**	5,009	**–**	–	**(1,089)**	(1,129)	**3,164**	3,880
Senior debt	**8,087**	8,680	**520**	679	**–**	–	**1,111**	1,247	**18,231**	16,655	**(24,953)**	(23,906)	**2,996**	3,355
Subordinated debt	**–**	–	**–**	–	**–**	–	**–**	–	**4,348**	3,749	**(1,351)**	(1,233)	**2,997**	2,516
Other liabilities	**18,893**	18,521	**22,780**	23,459	**1,769**	1,367	**7,729**	9,058	**2,182**	2,045	**(2,019)**	(1,958)	**51,334**	52,492
Total liabilities	**92,316**	93,868	**183,018**	193,029	**1,769**	1,367	**46,558**	48,356	**25,410**	23,125	**(31,360)**	(30,369)	**317,711**	329,376

[1] Other related intangible assets consists of present value of profits of acquired insurance contracts and attorney-in-fact relationship.

Equity		
Common stockholders' equity	**20,838**	19,574
Preferred securities	**1,096**	1,096
Shareholders' equity	**21,934**	20,670
Minority interests	**787**	840
Total equity	**22,721**	21,510
Total liabilities and equity	**340,432**	350,886

Financial highlights (unaudited)

Reconciliation of net income before shareholders' taxes and business operating profit by business segment for the six months ended June 30 (unaudited)

in USD millions, for the six months ended June 30

	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Functions		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net income/(loss) before shareholders' taxes	**1,468**	1,280	**624**	537	**609**	567	**228**	32	**(283)**	(148)	**2,646**	2,268
Adjusted for:												
Net capital gains on investments and impairments, excluding capital markets and banking activities and certain securities held for specific economic hedging purposes	**(117)**	(95)	**(3,811)**	(1,095)	**–**	(1)	**(303)**	(299)	**(39)**	(88)	**(4,270)**	(1,578)
Policyholder allocation of net capital gains on investments and impairments	**–**	–	**3,711**	1,042	**–**	–	**241**	296	**–**	–	**3,952**	1,338
Net income attributable to minority interests	**(17)**	(12)	**(13)**	(3)	**–**	–	**(1)**	(1)	**(25)**	(38)	**(56)**	(54)
Net loss/(gain) on divestments of businesses	**20**	46	**9**	(41)	**–**	–	**(7)**	7	**(9)**	2	**13**	14
Foreign exchange differences on intercompany investments	**26**	41	**–**	–	**–**	–	**–**	–	**(26)**	(41)	**–**	–
Restructuring provision and other	**4**	–	**16**	–	**–**	(10)	**–**	–	**–**	–	**20**	(10)
Business operating profit	**1,384**	1,260	**536**	440	**609**	556	**158**	35	**(382)**	(313)	**2,305**	1,978

General Insurance Segment – (unaudited)

Customer segments reporting – Overview for the six months ended June 30 (unaudited)	**Global Corporate**		**North America Commercial**		**Europe General Insurance**		**International Businesses**		**Centrally Managed Businesses**		**Eliminations**		**Total**	
in USD millions, for the six months ended June 30	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**4,034**	4,176	**6,368**	6,381	**7,137**	6,922	**1,472**	1,433	**151**	169	**(527)**	(615)	**18,635**	18,466
Net earned premiums and policy fees	**2,425**	2,281	**4,469**	4,092	**6,007**	5,712	**1,012**	926	**(8)**	68	**–**	–	**13,905**	13,079
Net underwriting result	**83**	227	**109**	(1)	**321**	148	**45**	56	**(135)**	10	**14**	5	**437**	445
Business operating profit	**248**	353	**424**	240	**714**	509	**116**	112	**(118)**	46	**–**	–	**1,384**	1,260
Ratios, as % of net earned premiums and policy fees														
Loss ratio	**81.4%**	74.5%	**71.6%**	77.1%	**72.3%**	73.3%	**61.4%**	59.1%	**nm**	nm	**n/a**	n/a	**73.6%**	73.5%
Expense ratio[1]	**15.2%**	15.6%	**26.0%**	22.9%	**22.4%**	24.1%	**34.1%**	34.8%	**nm**	nm	**n/a**	n/a	**23.3%**	23.1%
Combined ratio	**96.6%**	90.1%	**97.6%**	100.0%	**94.7%**	97.4%	**95.5%**	93.9%	**1,501.3%**	84.5%	**n/a**	n/a	**96.9%**	96.6%

[1] Including policyholder dividends and participation in profits.

General Insurance Segment – (unaudited)

Customer segments reporting – Europe General Insurance by country for the six months ended June 30 (unaudited)

in USD millions, for the six months ended June 30	United Kingdom		Germany		Switzerland		Italy		Spain		Rest of Europe		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**2,176**	2,259	**1,638**	1,564	**1,197**	1,158	**790**	689	**641**	564	**1,092**	1,084	**(397)**	(396)	**7,137**	6,922
Net earned premiums and policy fees	**1,949**	1,962	**1,091**	1,074	**838**	806	**729**	625	**486**	414	**914**	831	**–**	–	**6,007**	5,712
Net underwriting result	**54**	22	**76**	69	**86**	6	**39**	39	**33**	22	**36**	(10)	**(3)**	–	**321**	148
Business operating profit	**234**	264	**125**	126	**137**	59	**76**	71	**56**	51	**86**	(62)	**–**	–	**714**	509
Ratios, as % of net earned premiums and policy fees																
Loss ratio	**73.1%**	74.4%	**69.8%**	70.7%	**72.3%**	71.8%	**71.9%**	71.8%	**71.2%**	70.3%	**74.5%**	78.4%	**n/a**	n/a	**72.3%**	73.3%
Expense ratio[1]	**24.1%**	24.5%	**23.2%**	22.9%	**17.5%**	27.4%	**22.7%**	22.0%	**22.0%**	24.2%	**21.6%**	22.7%	**n/a**	n/a	**22.4%**	24.1%
Combined ratio	**97.2%**	98.9%	**93.0%**	93.6%	**89.8%**	99.2%	**94.6%**	93.8%	**93.2%**	94.5%	**96.1%**	101.1%	**n/a**	n/a	**94.7%**	97.4%

[1] Including policyholder dividends and participation in profits.

Customer segments reporting – Europe General Insurance split into Commercial and Personal for the six months ended June 30 (unaudited)

in USD millions, for the six months ended June 30	Commercial		Personal		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**3,051**	3,141	**4,089**	3,781	**(3)**	–	**7,137**	6,922
Net earned premiums and policy fees	**2,381**	2,362	**3,626**	3,350	**–**	–	**6,007**	5,712
Net underwriting result	**109**	–	**212**	148	**–**	–	**321**	148
Business operating profit	**326**	172	**388**	337	**–**	–	**714**	509
Ratios, as % of net earned premiums and policy fees								
Loss ratio	**74.5%**	76.7%	**70.8%**	70.9%	**n/a**	n/a	**72.3%**	73.3%
Expense ratio[1]	**20.9%**	23.4%	**23.4%**	24.7%	**n/a**	n/a	**22.4%**	24.1%
Combined ratio	**95.4%**	100.1%	**94.2%**	95.6%	**n/a**	n/a	**94.7%**	97.4%

[1] Including policyholder dividends and participation in profits.

General Insurance Segment – (unaudited)

Customer segments reporting – International Businesses Commercial and Personal by region for the six months ended June 30 (unaudited)

in USD millions, for the six months ended June 30	Asia/Pacific		Latin America		Rest of International Businesses		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**743**	731	**400**	399	**344**	342	**(15)**	(39)	**1,472**	1,433
Net earned premiums and policy fees	**525**	491	**223**	183	**264**	252	**–**	–	**1,012**	926
Net underwriting result	**34**	39	**2**	(1)	**9**	18	**–**	–	**45**	56
Business operating profit	**71**	68	**22**	13	**23**	31	**–**	–	**116**	112
Ratios, as % of net earned premiums and policy fees										
Loss ratio	**59.4%**	57.0%	**57.4%**	59.0%	**68.7%**	63.1%	**n/a**	n/a	**61.4%**	59.1%
Expense ratio[1]	**34.1%**	35.1%	**41.7%**	41.4%	**27.7%**	29.7%	**n/a**	n/a	**34.1%**	34.8%
Combined ratio	**93.5%**	92.1%	**99.1%**	100.4%	**96.4%**	92.8%	**n/a**	n/a	**95.5%**	93.9%

[1] Including policyholder dividends and participation in profits.

Customer segments reporting – International Businesses split into Commercial and Personal for the six months ended June 30 (unaudited)

in USD millions, for the six months ended June 30	Commercial		Personal		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**941**	880	**531**	553	**–**	–	**1,472**	1,433
Net earned premiums and policy fees	**649**	569	**363**	357	**–**	–	**1,012**	926
Net underwriting result	**31**	48	**14**	8	**–**	–	**45**	56
Business operating profit	**86**	90	**30**	22	**–**	–	**116**	112
Ratios, as % of net earned premiums and policy fees								
Loss ratio	**64.0%**	59.8%	**56.6%**	57.9%	**n/a**	n/a	**61.4%**	59.1%
Expense ratio[1]	**31.3%**	31.8%	**39.3%**	39.7%	**n/a**	n/a	**34.1%**	34.8%
Combined ratio	**95.3%**	91.6%	**95.9%**	97.6%	**n/a**	n/a	**95.5%**	93.9%

[1] Including policyholder dividends and participation in profits.

Life Insurance Segment (unaudited)

Overview for the six months ended June 30 (unaudited)	USA		Europe: United Kingdom		Europe: Germany		Europe: Switzerland		Europe: Rest of Europe[1]		International Businesses		Eliminations		Total	
in USD millions, for the six months ended June 30	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums, policy fees and insurance deposits	**558**	557	**3,539**	3,492	**2,156**	2,094	**1,462**	1,601	**1,511**	1,089	**880**	923	**(2)**	–	**10,104**	9,756
Gross written premiums and policy fees	**298**	274	**1,108**	966	**1,800**	1,772	**1,452**	1,594	**554**	527	**250**	339	**(2)**	–	**5,460**	5,472
Net earned premiums and policy fees	**222**	212	**976**	857	**1,749**	1,727	**1,441**	1,584	**530**	493	**225**	308	**–**	–	**5,143**	5,181
Net investment income	**158**	161	**1,504**	1,299	**792**	762	**395**	421	**327**	311	**186**	141	**–**	–	**3,362**	3,095
Net capital gains on investments and impairments	**–**	(5)	**2,886**	690	**516**	101	**71**	19	**318**	152	**20**	138	**–**	–	**3,811**	1,095
Other income (incl. net gain on divestments of businesses)	**1**	1	**145**	168	**162**	200	**20**	14	**13**	6	**46**	60	**–**	–	**387**	449
Total revenues	**381**	369	**5,511**	3,014	**3,219**	2,790	**1,927**	2,038	**1,188**	962	**477**	647	**–**	–	**12,703**	9,820
Insurance benefits and losses, net of reinsurance	**110**	106	**543**	535	**1,880**	1,896	**1,508**	1,771	**439**	606	**127**	210	**–**	–	**4,607**	5,124
Policyholder dividends and participation in profits, net of reinsurance	**(4)**	1	**3,768**	1,566	**745**	188	**14**	(10)	**451**	119	**141**	213	**–**	–	**5,115**	2,077
Underwriting and policy acquisition costs, net of reinsurance	**36**	39	**404**	377	**188**	337	**110**	79	**80**	47	**50**	70	**–**	–	**868**	949
Administrative and other operating expenses	**36**	32	**249**	247	**115**	114	**77**	79	**88**	75	**99**	90	**–**	–	**664**	637
Amortization and impairments of intangible assets	**9**	10	**15**	38	**23**	29	**–**	–	**1**	7	**3**	2	**–**	–	**51**	86
Interest expense on debt and other interest	**89**	88	**94**	62	**153**	178	**23**	29	**16**	19	**2**	1	**–**	–	**377**	377
Total benefits, losses and expenses	**276**	276	**5,073**	2,825	**3,104**	2,742	**1,732**	1,948	**1,075**	873	**422**	586	**–**	–	**11,682**	9,250
Net income before income taxes	**105**	93	**438**	189	**115**	48	**195**	90	**113**	89	**55**	61	**–**	–	**1,021**	570
Business operating profit	**105**	102	**88**	145	**55**	18	**156**	83	**91**	72	**41**	20	**–**	–	**536**	440

[1] Including interregion eliminations.

Life Insurance Segment (unaudited)

Rest of Europe by country for the six months ended June 30 (unaudited)

in USD millions, for the six months ended June 30	Italy		Spain		Ireland		Other European countries		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**219**	199	**114**	116	**110**	85	**114**	135	**–**	–	**557**	535
Net earned premiums and policy fees	**228**	200	**102**	102	**89**	69	**111**	122	**–**	–	**530**	493
Net investment income	**108**	104	**85**	83	**82**	65	**52**	59	**–**	–	**327**	311
Business operating profit	**36**	12	**18**	15	**12**	13	**25**	32	**–**	–	**91**	72

Additional information (unaudited)

Currency translation impact on key financial figures – General Insurance (unaudited) for the six months ended June 30, 2005 variance over the six months ended June 30, 2004	**Currency translation impact in USD million**	**in %**	**% change in USD**	**% change in local currency**
Gross written premiums and policy fees	**466**	**3%**	**1%**	**(2%)**
Net investment income	**32**	**3%**	**23%**	**20%**
Net capital gains on investments and impairments	**6**	**6%**	**23%**	**17%**
Insurance benefits and losses	**(241)**	**(2%)**	**(6%)**	**(4%)**

Currency translation impact on key financial figures – Life Insurance (unaudited) for the six months ended June 30, 2005 variance over the six months ended June 30, 2004	**Currency translation impact in USD million**	**in %**	**% change in USD**	**% change in local currency**
Gross written premiums, policy fees and insurance deposits	**206**	**4%**	**4%**	**0%**
Insurance deposits	**145**	**3%**	**8%**	**5%**
Gross written premiums and policy fees	**351**	**4%**	**0%**	**(4%)**
Net investment income	**119**	**4%**	**9%**	**5%**
Net capital gains on investments and impairments	**122**	**11%**	**248%**	**237%**
Insurance benefits and losses	**189**	**(4%)**	**10%**	**14%**

Additional information (unaudited)

Investments: split "Group investments" and "Investments for unit-linked products" (unaudited)

Investments include Group investments and investments for unit-linked products (relative to the implementation of the new accounting standard "SOP 03-01"). Group investments include investments where the Group bears all or part of the investment risk. In contrast, investments for unit-linked products entail investments where product holders bear the investment risk but the respective investment result is included in the Group's operating statements. This investment result for unit-linked products is passed on to the product holders with a corresponding charge in policyholder dividends and participation in profits so that the net effect on the Group's net income is zero. A summary of the investment income, capital gains/losses and impairments recognized in the operating statements including the split between Group investments and investments for unit-linked products is given below.

Investment result (unaudited) in USD millions, for the six months ended June 30	**Net investment income**		**Net capital gains/(losses) and impairments[1]**		**Investment result**	
	2005	2004	**2005**	2004	**2005**	2004
Group investments						
Cash and cash equivalents	**235**	122	**2**	5	**237**	127
Equity securities	**293**	259	**207**	–	**500**	259
Debt securities	**2,659**	2,529	**688**	(11)	**3,347**	2,518
Investments in associates	**96**	85	**(5)**	(77)	**91**	8
Other investments:						
Short-term investments	**33**	41	**–**	–	**33**	41
Investments held by investment companies	**5**	7	**126**	167	**131**	174
Real estate held for investment	**222**	251	**42**	(2)	**264**	249
Mortgage loans, policyholders' collateral and other loans	**567**	500	**93**	143	**660**	643
Other[2]	**36**	25	**(152)**	29	**(116)**	54
Investment result, gross, for Group investments	**4,146**	3,819	**1,001**	254	**5,147**	4,073
Investment expenses for Group investments[3]	**(116)**	(167)	**–**	–	**(116)**	(167)
Investment result, net, for Group investments	**4,030**	3,652	**1,001**	254	**5,031**	3,906
Investments for unit-linked products						
Investment result, net, for investments for unit-linked products	**1,040**	751	**3,408**	1,401	**4,448**	2,152
Total investments						
Investment result, net, for total investments	**5,070**	4,403	**4,409**	1,655	**9,479**	6,058

[1] Impairments on total investments of USD 35 million and USD 55 million for the six months ended June 30, 2005 and 2004, respectively.
[2] Including net capital gains/(losses) on derivative financial instruments of USD (159) million and USD 12 million for the six months ended June 30, 2005 and 2004, respectively.
[3] Including rental operating expense for real estate held for investment of USD 72 million and USD 80 million for the six months ended June 30, 2005 and 2004, respectively.

Additional information (unaudited)

The details of the investment balances as of June 30, 2005 and December 31, 2004 are given in the tables below.

Breakdown of investment (unaudited)	Group investments				Investments for unit-linked products		Total investments	
	06/30/05		12/31/04		**06/30/05**	12/31/04	**06/30/05**	12/31/04
as of	**USD millions**	**% of total**	USD millions	% of total	**USD millions**	USD millions	**USD millions**	USD millions
Cash and cash equivalents	**19,565**	**10.4%**	18,950	9.6%	**3,611**	3,507	**23,176**	22,457
Equity securities (including trading equity portfolios in capital markets and banking activities):								
Trading	**2,351**	**1.2%**	2,843	1.5%	**–**	–	**2,351**	2,843
of which: Trading equity portfolios in capital markets and banking activities	***2,155***	***1.1%***	*2,773*	*1.4%*	**–**	–	***2,155***	*2,773*
Fair value through profit and loss	**1,868**	**1.0%**	2,050	1.0%	**68,814**	69,037	**70,682**	71,087
Available-for-sale	**11,100**	**5.9%**	12,158	6.2%	**1**	–	**11,101**	12,158
Total equity securities	**15,319**	**8.1%**	17,051	8.7%	**68,815**	69,037	**84,134**	86,088
Debt securities:								
Trading	**485**	**0.2%**	540	0.3%	**–**	–	**485**	540
Fair value through profit and loss	**10,913**	**5.8%**	10,067	5.1%	**6,674**	7,034	**17,587**	17,101
Available-for-sale	**105,364**	**55.9%**	107,823	54.9%	**–**	51	**105,364**	107,874
Held-to-maturity	**5,413**	**2.9%**	5,855	3.0%	**–**	–	**5,413**	5,855
Total debt securities	**122,175**	**64.8%**	124,285	63.3%	**6,674**	7,085	**128,849**	131,370
Investments in associates	**677**	**0.4%**	645	0.3%	**–**	–	**677**	645
Other investments:								
Short-term investments	**660**	**0.4%**	1,226	0.6%	**726**	717	**1,386**	1,943
Investments held by investment companies	**1,789**	**0.9%**	1,789	0.9%	**–**	–	**1,789**	1,789
Real estate held for investment	**6,360**	**3.4%**	7,193	3.7%	**5,437**	5,348	**11,797**	12,541
Mortgage loans	**9,278**	**4.9%**	10,251	5.2%	**–**	–	**9,278**	10,251
Policyholders' collateral and other loans	**12,627**	**6.7%**	14,902	7.6%	**3**	4	**12,630**	14,906
Other	**83**	**–**	165	0.1%	**–**	–	**83**	165
Total other investments	**30,797**	**16.3%**	35,526	18.1%	**6,166**	6,069	**36,963**	41,595
Total investments	**188,533**	**100.0%**	196,457	100.0%	**85,266**	85,698	**273,799**	282,155

Equity securities (including trading equity portfolios in capital markets and banking activities) (unaudited)	Group investments				Investments for unit-linked products		Total investments	
	06/30/05		12/31/04		**06/30/05**	12/31/04	**06/30/05**	12/31/04
as of	**USD millions**	**% of total**	USD millions	% of total	**USD millions**	USD millions	**USD millions**	USD millions
Common stocks, including equity unit trusts	**10,693**	**5.7%**	11,571	5.9%	**64,528**	65,512	**75,221**	77,083
Unit-trusts (debt securities, real estate, short-term investments)	**2,471**	**1.3%**	2,707	1.4%	**4,287**	3,525	**6,758**	6,232
Trading equity portfolios in capital markets and banking activities	**2,155**	**1.1%**	2,773	1.4%	**–**	–	**2,155**	2,773
Total	**15,319**	**8.1%**	17,051	8.7%	**68,815**	69,037	**84,134**	86,088

Information for the three months ended June 30, 2005 – three months (unaudited)

Operating statements by business segment for the three months ended June 30 (unaudited)	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
in USD millions, for the three months ended June 30	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues														
Direct written premiums and policy fees	**8,104**	8,175	**2,600**	2,486	**–**	–	**82**	119	**–**	–	**(4)**	17	**10,782**	10,797
Assumed written premiums	**291**	286	**23**	24	**–**	–	**970**	1,066	**37**	33	**(41)**	(83)	**1,280**	1,326
Gross written premiums and policy fees	**8,395**	8,461	**2,623**	2,510	**–**	–	**1,052**	1,185	**37**	33	**(45)**	(66)	**12,062**	12,123
Less premiums ceded to reinsurers	**(1,465)**	(1,870)	**(160)**	(129)	**–**	–	**(244)**	(151)	**(34)**	(33)	**45**	66	**(1,858)**	(2,117)
Net written premiums and policy fees	**6,930**	6,591	**2,463**	2,381	**–**	–	**808**	1,034	**3**	–	**–**	–	**10,204**	10,006
Net change in reserves for unearned premiums	**158**	19	**6**	5	**–**	–	**(10)**	64	**1**	3	**–**	–	**155**	91
Net earned premiums and policy fees	**7,088**	6,610	**2,469**	2,386	**–**	–	**798**	1,098	**4**	3	**–**	–	**10,359**	10,097
Farmers management fees	**–**	–	**–**	–	**512**	495	**–**	–	**–**	–	**–**	–	**512**	495
Net investment income	**695**	553	**1,801**	1,639	**37**	28	**185**	219	**196**	196	**(250)**	(228)	**2,664**	2,407
Net capital gains/(losses) on investments and impairments	**70**	8	**2,640**	338	**–**	–	**411**	(2)	**93**	128	**–**	–	**3,214**	472
Net gain/(loss) on divestments of businesses	**(13)**	(12)	**–**	4	**–**	–	**9**	(1)	**9**	(2)	**–**	–	**5**	(11)
Other income	**150**	141	**150**	183	**–**	–	**78**	75	**172**	133	**(198)**	(114)	**352**	418
Total revenues	**7,990**	7,300	**7,060**	4,550	**549**	523	**1,481**	1,389	**474**	458	**(448)**	(342)	**17,106**	13,878
Intersegment transactions	**(269)**	(162)	**3**	(62)	**(5)**	(2)	**68**	(50)	**(245)**	(66)	**448**	342	**–**	–
Benefits, losses and expenses														
Losses and loss adjustment expenses, net of reinsurance	**5,193**	4,763	**20**	(11)	**–**	–	**400**	691	**2**	37	**(10)**	(12)	**5,605**	5,468
Life insurance death and other benefits, net of reinsurance	**30**	96	**1,974**	2,433	**–**	–	**214**	184	**3**	1	**18**	8	**2,239**	2,722
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	**2**	4	**274**	(152)	**–**	–	**145**	(166)	**69**	(47)	**(9)**	(2)	**481**	(363)
Insurance benefits and losses, net of reinsurance	**5,225**	4,863	**2,268**	2,270	**–**	–	**759**	709	**74**	(9)	**(1)**	(6)	**8,325**	7,827
Policyholder dividends and participation in profits, net of reinsurance	**1**	2	**3,135**	924	**–**	–	**214**	73	**–**	–	**–**	–	**3,350**	999
Underwriting and policy acquisition costs, net of reinsurance	**1,171**	1,025	**506**	516	**–**	–	**256**	352	**(6)**	2	**–**	–	**1,927**	1,895
Administrative and other operating expenses	**649**	679	**289**	295	**234**	231	**65**	119	**267**	226	**(182)**	(96)	**1,322**	1,454
Amortization and impairments of intangible assets	**22**	24	**22**	40	**12**	23	**1**	2	**1**	2	**–**	–	**58**	91
Interest expense on debt	**59**	44	**7**	9	**–**	–	**42**	28	**246**	199	**(241)**	(205)	**113**	75
Interest credited to policyholders and other interest	**42**	40	**171**	190	**–**	(3)	**70**	36	**2**	4	**(24)**	(35)	**261**	232
Total benefits, losses and expenses	**7,169**	6,677	**6,398**	4,244	**246**	251	**1,407**	1,319	**584**	424	**(448)**	(342)	**15,356**	12,573
Net income/(loss) before income taxes	**821**	623	**662**	306	**303**	272	**74**	70	**(110)**	34	**–**	–	**1,750**	1,305
Income tax expense attributable to policyholders													**(249)**	(39)
Income tax expense attributable to shareholders													**(447)**	(387)
Net income													**1,054**	879
Net income attributable to minority interests													**(34)**	(39)
Net income attributable to shareholders													**1,020**	840
Business operating profit	**775**	642	**366**	246	**303**	271	**34**	89	**(207)**	(144)	**–**	–	**1,271**	1,104

Information for the three months ended June 30, 2005 – three months (unaudited)

General Insurance by customer segments – Overview for the three months ended June 30 (unaudited)	**Global Corporate**		**North America Commercial**		**Europe General Insurance**		**International Businesses**		**Centrally Managed Businesses**		**Eliminations**		**Total**	
in USD millions, for the three months ended June 30	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums and policy fees	**1,444**	1,686	**3,442**	3,401	**2,928**	2,892	**765**	703	**90**	101	**(274)**	(322)	**8,395**	8,461
Net earned premiums and policy fees	**1,260**	1,167	**2,336**	2,074	**2,999**	2,896	**512**	455	**(19)**	18	**–**	–	**7,088**	6,610
Net underwriting result	**(5)**	86	**63**	(9)	**205**	85	**41**	28	**(83)**	35	**4**	2	**225**	227
Business operating profit	**70**	146	**281**	119	**407**	269	**79**	50	**(62)**	58	**–**	–	**775**	642
Ratios, as % of net earned premiums and policy fees														
Loss ratio	**83.9%**	75.6%	**71.0%**	78.8%	**72.0%**	73.6%	**58.3%**	56.6%	**nm**	nm	**n/a**	n/a	**73.7%**	73.6%
Expense ratio[1]	**16.5%**	17.0%	**26.3%**	21.7%	**21.2%**	23.5%	**33.5%**	37.3%	**nm**	nm	**n/a**	n/a	**23.2%**	23.0%
Combined ratio	**100.4%**	92.6%	**97.3%**	100.5%	**93.2%**	97.1%	**91.8%**	93.9%	**nm**	nm	**n/a**	n/a	**96.9%**	96.6%

[1] Including policyholder dividends and participation in profits.

Information for the three months ended June 30, 2005 – three months (unaudited)

Life Insurance – Overview for the three months ended June 30 (unaudited)	USA		Europe: United Kingdom		Europe: Germany		Europe: Switzerland		Europe: Rest of Europe[1]		International Businesses		Eliminations		Total	
in USD millions, for the three months ended June 30	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Gross written premiums, policy fees and insurance deposits	**283**	284	**1,875**	1,769	**1,084**	1,023	**517**	495	**885**	599	**479**	524	**(1)**	1	**5,122**	4,695
Gross written premiums and policy fees	**150**	139	**652**	576	**903**	863	**512**	492	**282**	255	**125**	184	**(1)**	1	**2,623**	2,510
Net earned premiums and policy fees	**112**	107	**583**	532	**873**	840	**510**	491	**276**	246	**115**	170	**–**	–	**2,469**	2,386
Net investment income	**80**	81	**831**	684	**396**	397	**189**	203	**172**	166	**133**	108	**–**	–	**1,801**	1,639
Net capital gains/(losses) on investments and impairments	**7**	(3)	**2,132**	100	**236**	183	**59**	(13)	**187**	21	**19**	50	**–**	–	**2,640**	338
Other income (incl. net gain on divestments of businesses)	**1**	1	**39**	62	**68**	95	**11**	9	**4**	(4)	**27**	24	**–**	–	**150**	187
Total revenues	**200**	186	**3,585**	1,378	**1,573**	1,515	**769**	690	**639**	429	**294**	352	**–**	–	**7,060**	4,550
Insurance benefits and losses, net of reinsurance	**56**	55	**566**	246	**929**	952	**533**	574	**124**	322	**60**	121	**–**	–	**2,268**	2,270
Policyholder dividends and participation in profits, net of reinsurance	**4**	(4)	**2,320**	711	**366**	137	**27**	(28)	**303**	(19)	**115**	127	**–**	–	**3,135**	924
Underwriting and policy acquisition costs, net of reinsurance	**17**	17	**273**	158	**93**	238	**31**	42	**68**	22	**24**	39	**–**	–	**506**	516
Administrative and other operating expenses	**18**	16	**69**	104	**54**	48	**24**	50	**75**	40	**49**	37	**–**	–	**289**	295
Amortization and impairments of intangible assets	**5**	5	**8**	20	**9**	11	**–**	–	**–**	4	**–**	–	**–**	–	**22**	40
Interest expense on debt and other interest	**45**	44	**46**	33	**71**	98	**11**	16	**4**	8	**1**	–	**–**	–	**178**	199
Total benefits, losses and expenses	**145**	133	**3,282**	1,272	**1,522**	1,484	**626**	654	**574**	377	**249**	324	**–**	–	**6,398**	4,244
Net income before income taxes	**55**	53	**303**	106	**51**	31	**143**	36	**65**	52	**45**	28	**–**	–	**662**	306
Business operating profit	**53**	56	**98**	70	**29**	6	**109**	49	**51**	50	**26**	15	**–**	–	**366**	246

[1] Including interregion eliminations.

Summary of quarterly consolidated financial information (unaudited)

Summary of quarterly consolidated financial information (unaudited)

in USD millions, for the three months ended	**06/30/05**	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04
Gross written premiums and policy fees	**12,062**	13,892	11,715	11,165	12,123	14,233
Net earned premiums and policy fees	**10,359**	10,331	10,987	10,191	10,097	10,515
Net investment income and net capital gains/(losses) on investments and impairments	**5,878**	3,601	6,458	3,079	2,879	3,179
Other revenues	**869**	817	1,206	882	902	839
Total revenues	**17,106**	14,749	18,651	14,152	13,878	14,533
Insurance benefits and losses, net of reinsurance	**8,325**	7,900	9,210	8,608	7,827	8,467
Policyholder dividends and participation in profits, net of reinsurance	**3,350**	1,884	4,840	1,512	999	1,401
Other expenses	**3,681**	3,672	3,765	3,501	3,747	3,669
Total benefits, losses and expenses	**15,356**	13,456	17,815	13,621	12,573	13,537
Net income before income taxes	**1,750**	1,293	836	531	1,305	996
Net income attributable to shareholders	**1,020**	779	608	373	840	644
Business operating profit	**1,271**	1,034	507	503	1,104	874

Interim results are not necessarily indicative of full-year results.

File No. 82-50

ZURICH
FINANCIAL SERVICES

Half Year Results Reporting 2005
Analysts' presentation

Zurich, August 18, 2005

Disclaimer and cautionary statement

ZURICH

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted, that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results. Persons requiring advice should consult an independent adviser.

Agenda

ZURICH

• Introduction	James J. Schiro
• Half year results 2005	Patrick O'Sullivan
• Q&A	

ZURICH

Introduction

James J. Schiro
Chief Executive Officer

August 18, 2005

Financial highlights

ZURICH

in USD millions for the six months ended June 30	2005	2004[1]	Change
Gross written premiums and policy fees	25,954	26,356	-2%
Business operating profit	2,305	1,978	17%
Net income attributable to shareholders	1,799	1,484	21%
General Insurance combined ratio	96.9%	96.6%	-0.3pts
Life Insurance new business profit margin[2]	10.9%	9.7%	1.2pts

	06/30/05	06/30/04	12/31/04
Return on common stockholders' equity (ROE)[3]	18.4%	18.5%	13.4%
Business operating profit (after tax) ROE[3]	16.5%	16.7%	12.5%

1 Certain 2004 amounts have been restated for implementation of several new and revised accounting standards and to conform to the current presentation of our segments.

2 As % of APE (Annual Premiums Equivalent)

3 Returns for the periods ended June 30, 2005 and 2004 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

ZURICH

Half year results 2005

Patrick O'Sullivan
Group Finance Director

August 18, 2005

Business operating profit by segment

ZURICH

in USD millions for the six months ended June 30	2005	2004	Change
General Insurance	1,384	1,260	10%
Life Insurance	536	440	22%
Farmers Management Services	609	556	10%
Other Businesses	158	35	351%
Corporate Functions	-382	-313	-22%
Total	2,305	1,978	17%

General Insurance key performance indicators

ZURICH

Business operating profit

in USD millions for the six months ended June 30	2005	2004	Change
Global Corporate	248	353	-30%
North America Commercial	424	240	77%
Europe	714	509	40%
International Businesses	116	112	4%
Centrally Managed Businesses	-118	46	nm
Total	1,384	1,260	10%

Combined ratio (%)



Total[1]
96.9
96.6
Global Corporate
96.6
90.1
NA Commercial
97.6
100.0
Europe
94.7
97.4
Int'l Businesses
95.5
93.9
85
90
95
100
6 months 2005
6 months 2004

[1] Including Centrally Managed Businesses and inter-segment eliminations

Life Insurance key new business indicators

ZURICH

Business operating profit by business unit

in USD millions for the six months ended June 30	2005	2004	Change
United States	105	102	3%
United Kingdom[2]	88	145	-39%
Germany	55	18	206%
Switzerland	156	83	88%
Rest of Europe[3]	91	72	26%
International Businesses	41	20	105%
Total	536	440	22%

New business profit margin[1]



Total
10.9
9.7
US
48.5
56.9
UK
4.2
6.7
Germany
15.7
8.5
Switzerland
12.1
8.5
Rest of Europe
12.6
12.2
Int'l Businesses
6.7
-1.0
0
5
10
15
60
6 months 2005
6 months 2004

[1] As % of Annual Premiums Equivalent, after tax
[2] Including the Isle of Man
[3] Including eliminations

Business operating profit by segment

ZURICH

in USD millions for the six months ended June 30	2005	2004	Change
General Insurance	1,384	1,260	10%
Life Insurance	536	440	22%
Farmers Management Services	609	556	10%
Other Businesses	158	35	351%
of which: Farmers Re	*113*	*92*	*23%*
Corporate Functions	-382	-313	-22%
Total	2,305	1,978	17%

Investment performance of Group investments

ZURICH

in USD millions for the six months ended June 30	2005	2004	Change
Net investment income	4,030	3,652	10%
Net capital gains on investments and impairments	1,001	254	294%
Net investment result	5,031	3,906	29%
Average investments[1]	187,699	175,124	7%
Total return[2]	3.4%	1.7%	1.7pts

1 Excluding average cash received as collateral for securities lending

2 Before investment expenses and not annualized

ZURICH

Q&A

ZURICH

Appendix

Farmers Exchanges[1] financial highlights

ZURICH

in USD millions for the six months ended June 30	2005	2004
Gross written premiums	7,277	7,083
Net underwriting result	296	68
Net surplus change (YTD)	320	231
Ending Surplus	4,466	3,916
Surplus Ratio	37.4%	37.0%



4'500
4'300
4'100
3'900
3'700
3'500
3'300
40%
38%
36%
34%
32%
30%
FY 2001
FY 2002
FY 2003
FY 2004
HY 2005
Surplus
Surplus ratio

[1] Zurich Financial Services has no ownership interest in the Farmers Exchanges. Farmers Group, Inc., a wholly owned subsidiary of the Group, provides management services to the Farmers Exchanges and receives a fee for its services.

Farmers Exchanges – combined ratio by line of business

ZURICH

for the six months ended June 30	2005	2004	Change
Auto	97.8%	100.8%	3.0pts
Homeowners	80.1%	84.8%	4.7pts
Commercial P&C[1]	99.1%	100.1%	1.0pts
Workers' Compensation	96.6%	102.3%	5.7pts
Specialty	87.2%	90.2%	3.0pts
Total	94.4%	97.7%	3.3pts
Adjusted combined ratio[2]	87.7%	90.7%	3.0pts

1 Excludes earthquake losses before quota share treaties

2 Adjusted for profit portion of management fees

ZURICH
FINANCIAL SERVICES

Half Year Results Reporting 2005
Media presentation

Zurich, August 18, 2005

Disclaimer and cautionary statement

ZURICH

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted, that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results. Persons requiring advice should consult an independent adviser.

Agenda

ZURICH

• Introduction	James J. Schiro
• Half year results 2005	Patrick O'Sullivan
• Q&A	

ZURICH

Introduction

James J. Schiro
Chief Executive Officer

August 18, 2005

Financial highlights

ZURICH

in USD millions for the six months ended June 30	2005	2004[1]	Change
Gross written premiums and policy fees	25,954	26,356	-2%
Business operating profit	2,305	1,978	17%
Net income attributable to shareholders	1,799	1,484	21%
General Insurance combined ratio	96.9%	96.6%	-0.3pts
Life Insurance new business profit margin[2]	10.9%	9.7%	1.2pts

	06/30/05	06/30/04	12/31/04
Return on common stockholders' equity (ROE)[3]	18.4%	18.5%	13.4%
Business operating profit (after tax) ROE[3]	16.5%	16.7%	12.5%

1 Certain 2004 amounts have been restated for implementation of several new and revised accounting standards and to conform to our current presentation of our segments.

2 As % of APE (Annual Premiums Equivalent)

3 Returns for the periods ended June 30, 2005 and 2004 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

ZURICH

Half year results 2005

Patrick O'Sullivan
Group Finance Director

August 18, 2005

Business operating profit by segment

ZURICH

in USD millions for the six months ended June 30	2005	2004	Change
General Insurance	1,384	1,260	10%
Life Insurance	536	440	22%
Farmers Management Services	609	556	10%
Other Businesses	158	35	351%
Corporate Functions	-382	-313	-22%
Total	2,305	1,978	17%

General Insurance key performance indicators

ZURICH

Business operating profit

in USD millions for the six months ended June 30	2005	2004	Change
Global Corporate	248	353	-30%
North America Commercial	424	240	77%
Europe	714	509	40%
International Businesses	116	112	4%
Centrally Managed Businesses	-118	46	nm
Total	1,384	1,260	10%

Combined ratio (%)



Total[1]
96.9
96.6
Global Corporate
96.6
90.1
NA Commercial
97.6
100.0
Europe
94.7
97.4
Int'l Businesses
95.5
93.9
85
90
95
100
6 months 2005
6 months 2004

[1] Including Centrally Managed Businesses and inter-segment eliminations

Life Insurance key new business indicators

ZURICH

Business operating profit by business unit

in USD millions for the six months ended June 30	2005	2004	Change
United States	105	102	3%
United Kingdom[2]	88	145	-39%
Germany	55	18	206%
Switzerland	156	83	88%
Rest of Europe[3]	91	72	26%
International Businesses	41	20	105%
Total	536	440	22%

New business profit margin[1]



Total
10.9
9.7
US
48.5
56.9
UK
4.2
6.7
Germany
15.7
8.5
Switzerland
12.1
8.5
Rest of Europe
12.6
12.2
Int'l Businesses
6.7
-1.0
0
5
10
15
60
6 months 2005
6 months 2004

1 As % of Annual Premiums Equivalent, after tax
2 Including the Isle of Man
3 Including eliminations

Business operating profit by segment

ZURICH

in USD millions for the six months ended June 30	2005	2004	Change
General Insurance	1,384	1,260	10%
Life Insurance	536	440	22%
Farmers Management Services	609	556	10%
Other Businesses	158	35	351%
of which: Farmers Re	*113*	*92*	*23%*
Corporate Functions	-382	-313	-22%
Total	2,305	1,978	17%

Investment performance of Group investments

ZURICH

in USD millions for the six months ended June 30	2005	2004	Change
Net investment income	4,030	3,652	10%
Net capital gains on investments and impairments	1,001	254	294%
Net investment result	5,031	3,906	29%
Average investments[1]	187,699	175,124	7%
Total return[2]	3.4%	1.7%	1.7pts

1 Excluding average cash received as collateral for securities lending
2 Before investment expenses and not annualized

ZURICH

Q&A